Exhibit 99.1

MANAGEMENT REPORT – December 31, 2016

To our stockholders:

We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to December 31, 2016 and 2015, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution.

Net income and stockholder’ equity

ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 19,187 million for the year and net earnings per share were R$ 2,94. Consolidated stockholders' equity totaled R$ 118,367 million and the book value per share reached R$ 18,17.

Assets and funds raised

Assets totaled R$ 1,276,645 million and were substantially composed of R$ 499,699 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 543,430 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. The raised and Managed Funds totaled R$ 2,012,976 million.

Circular letter No. 3,068/01 of BACEN

ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 35.9 billion, corresponding to only 16.3% of the total securities and derivative financial instruments held.

Acknowledgements

We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results.

São Paulo, february 21, 2017.

Executive Board

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Director-Generals
Vice-Chairmen	Candido Botelho Bracher
Alfredo Egydio Arruda Villela Filho	Eduardo Mazzilli de Vassimon
Roberto Egydio Setubal	Márcio de Andrade Schettini
Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents
Members	André Sapoznik (**)
Alfredo Egydio Setubal	Caio Ibrahim David (**)
Candido Botelho Bracher
Demosthenes Madureira de Pinho Neto
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
José Galló	Executive Officers
Nildemar Secches	Alexsandro Broedel Lopes
Pedro Luiz Bodin de Moraes	Fernando Barçante Tostes Malta
Ricardo Villela Marino	Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

AUDIT COMMITTEE
Chairman	Officers
Geraldo Travaglia Filho	Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Atilio Luiz Magila Albiero Junior
Members	Eduardo Hiroyuki Miyaki
Antonio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	Gilberto Frussa
Maria Helena dos Santos Fernandes de Santana	José Virgilio Vita Neto
Rogério Paulo Calderón Peres	Marcelo Kopel (*)
Matias Granata
Rodrigo Luis Rosa Couto
Sergio Mychkis Goldstein
FISCAL COUNCIL	Wagner Bettini Sanches
President
Alkimar Ribeiro Moura

(*) Investor Relations Officer.
Members	(**) Elected at the ESM of 12/09/2016, approved by the BACEN of 01/05/2017.
Carlos Roberto de Albuquerque Sá
José Caruso Cruz Henriques

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	2.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	12/31/2016	12/31/2015
Current assets		844,943,069	814,963,338
Cash and cash equivalents		18,394,765	18,173,065
Interbank investments	4b and 6	278,699,929	276,115,383
Money market		257,198,996	244,911,369
Interbank deposits		21,500,933	31,204,014
Securities and derivative financial instruments	4c, 4d and 7	114,682,193	98,262,379
Own portfolio		67,119,595	59,067,864
Subject to repurchase commitments		18,608,226	9,933,108
Pledged in guarantee		7,531,953	6,266,664
Deposited with the Central Bank		-	3,653,086
Securities under resale agreements with free movement		7,419,769	3,599,774
Derivative financial instruments		14,002,650	15,741,883
Interbank accounts		86,322,594	66,791,013
Pending settlement		447,752	205,144
Central Bank deposits		85,700,462	66,555,999
National Housing System (SFH)		6,412	831
Correspondents		32,111	29,039
Interbank Onlending		135,857	-
Interbranch accounts		7,497	31,367
Loan, lease and other credit operations	8	242,795,461	235,707,564
Operations with credit granting characteristics	4e	260,066,539	250,859,873
(Allowance for loan losses)	4f	(17,271,078)	(15,152,309)
Other receivables		101,835,497	117,854,156
Foreign exchange portfolio	9	30,468,177	54,857,931
Income receivable		2,807,976	3,679,144
Transactions with credit card issuers	4e	27,003,822	26,587,814
Negotiation and intermediation of securities		6,763,206	7,540,364
Deferred tax assets	13b I	23,006,859	15,532,928
Escrow deposits	11b and 11d	2,045,420	2,024,136
Sundry	12a	9,740,037	7,631,839
Other assets	4g	2,205,133	2,028,411
Assets held for sale		785,679	537,789
(Valuation allowance)		(166,896)	(63,660)
Prepaid expenses	4g and 12b	1,586,350	1,554,282
Long-term receivables		385,411,083	381,229,879
Interbank investments - Interbank deposits	4b and 6	1,225,850	744,110
Money market		36,441	-
Interbank deposits		1,189,409	744,110
Securities and derivative financial instruments	4c, 4d and 7	105,091,367	108,968,550
Own portfolio		60,040,367	66,204,889
Subject to repurchase commitments		12,433,937	390,114
Pledged in guarantee		5,145,248	4,821,733
Deposited with the Central Bank		4,454,448	2,202,583
Securities under resale agreements with free movement		12,863,925	24,234,440
Derivative financial instruments		10,153,442	11,114,791
Interbank accounts - National Housing System (SFH)		234,295	550,184
Loan, lease and other credit operations	8	210,993,172	200,327,505
Operations with credit granting characteristics	4e	231,153,196	218,696,137
(Allowance for loan losses)	4f	(20,160,024)	(18,368,632)
Other receivables		67,248,008	69,751,946
Foreign exchange portfolio	9	21,742,524	14,742,316
Deferred tax assets	13b I	28,394,316	37,932,381
Escrow deposits	11b and 11d	10,228,646	9,538,897
Sundry	12a	6,882,522	7,538,352
Other assets - Prepaid expenses	4g and 12b	618,391	887,584
Permanent assets		46,290,824	40,699,192
Investments	4h and 14a I	21,461,918	21,340,956
Investments in affiliates and jointly controlled entities		20,950,588	20,903,989
Other investments		660,851	586,461
(Allowance for losses)		(149,521)	(149,494)
Real estate in use	4i and 14b	6,271,298	6,480,467
Real estate in use		3,255,003	3,144,129
Other fixed assets		12,374,219	11,681,593
(Accumulated depreciation)		(9,357,924)	(8,345,255)
Goodwill	4j and 14b	1,042,185	500
Intangible assets	4k and 14b	17,515,423	12,877,269
Acquisition of rights to credit payroll		1,045,006	1,000,524
Other intangible assets		28,482,446	20,562,984
(Accumulated amortization)		(12,012,029)	(8,686,239)
Total assets		1,276,644,976	1,236,892,409

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	3.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	12/31/2016	12/31/2015
Current liabilities		750,267,892	705,067,286
Deposits	4b and 10b	251,147,275	238,293,494
Demand deposits		62,711,299	65,842,651
Savings deposits		108,275,266	111,318,801
Interbank deposits		3,718,435	14,213,853
Time deposits		76,442,275	46,918,189
Deposits received under securities repurchase agreements	4b and 10c	253,202,125	195,774,743
Own portfolio		91,137,092	41,565,384
Third-party portfolio		140,973,618	129,578,895
Free portfolio		21,091,415	24,630,464
Funds from acceptances and issuance of securities	4b and 10d	36,283,912	28,733,305
Real estate, mortgage, credit and similar notes		27,965,728	23,028,617
Foreign Borrowing through securities		6,267,882	4,811,425
Structured Operations Certificates		2,050,302	893,263
Interbank accounts		592,287	520,016
Pending settlement		407,725	226,476
Correspondents		184,562	293,540
Interbranch accounts		5,894,541	6,407,711
Third-party funds in transit		5,426,530	6,392,718
Internal transfer of funds		468,011	14,993
Borrowing and onlending	4b and 10e	47,480,287	57,736,971
Borrowing		38,275,648	45,853,016
Onlending		9,204,639	11,883,955
Derivative financial instruments	4d and 7g	10,786,722	14,506,051
Other liabilities		144,880,743	163,094,995
Collection and payment of taxes and contributions		270,365	229,185
Foreign exchange portfolio	9	31,055,794	56,020,732
Social and statutory	15b II	5,497,067	5,036,372
Tax and social security contributions	4m, 4n and 13c	4,743,557	4,686,582
Negotiation and intermediation of securities		10,361,151	10,953,692
Credit card operations	4e	59,700,870	55,696,658
Subordinated debt	10f	11,055,748	10,208,125
Provisions for contingent liabilities	11b	4,260,865	3,405,811
Sundry	12c	17,935,326	16,857,838
Long-term liabilities		394,432,221	418,835,747
Deposits	4b and 10b	80,410,787	60,025,397
Interbank deposits		38,271	754,733
Time deposits		80,372,516	59,270,664
Deposits received under securities repurchase agreements	4b and 10c	115,367,344	157,911,896
Own portfolio		74,166,780	123,637,606
Free portfolio		41,200,564	34,274,290
Funds from acceptances and issuance of securities	4b and 10d	57,432,754	46,862,735
Real estate, mortgage, credit and similar notes		26,221,530	23,834,408
Foreign Borrowing through securities		28,024,772	19,976,616
Structured Operations Certificates		3,186,452	3,051,711
Borrowing and onlending	4b and 10e	28,133,622	46,852,304
Borrowing		7,510,440	19,932,743
Onlending		20,623,182	26,919,561
Derivative financial instruments	4d and 7g	13,924,604	16,609,638
Other liabilities		99,163,110	90,573,777
Foreign exchange portfolio	9	21,776,177	13,123,310
Tax and social security contributions	4m, 4n and 13c	15,631,244	7,834,358
Subordinated debt	10f	46,364,327	55,576,439
Provisions for contingent liabilities	11b	11,575,815	10,646,608
Sundry	12c	3,815,547	3,393,062
Deferred income	4o	2,009,926	1,927,957
Non-controlling interests	15f	11,568,390	915,987
Stockholders' equity	15	118,366,547	110,145,432
Capital		97,148,000	85,148,000
Capital reserves		1,589,343	1,537,219
Revenue reserves		24,487,354	29,189,479
Asset valuation adjustment	4c, 4d and 7d	2,975,797	1,375,886
(Treasury shares)		1,882,353	4,353,380
Total liabilities and stockholders' equity		1,276,644,976	1,236,892,409

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	3.2

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	2nd Half of 2016	01/01 to 12/31/2016	01/01 to 12/31/2015
Income from financial operations		75,880,330	145,818,078	137,743,235
Loan, lease and other credit operations		40,555,554	78,456,415	77,125,905
Securities and derivative financial instruments		29,455,133	57,737,331	53,143,792
Foreign exchange operations		2,168,794	2,707,827	1,732,869
Compulsory deposits		3,700,849	6,916,505	5,740,669
Expenses of financial operations		(43,417,584)	(68,795,749)	(102,078,294)
Money market		(39,996,105)	(72,867,154)	(71,624,575)
Borrowing and onlending	10e	(3,421,479)	4,071,405	(30,453,719)
Income from financial operations before loan and losses		32,462,746	77,022,329	35,664,941
Result of allowance for loan losses	8d I	(10,067,441)	(21,581,103)	(21,924,543)
Expenses for allowance for loan losses		(12,008,983)	(25,323,771)	(26,585,653)
Income from recovery of credits written off as loss		1,941,542	3,742,668	4,661,110
Gross income from financial operations		22,395,305	55,441,226	13,740,398
Other operating revenues (expenses)		(9,799,341)	(22,623,021)	(5,782,258)
Banking service fees	12d	11,562,298	22,540,355	20,358,259
Income from bank charges	12e	5,471,231	10,621,244	9,578,949
Personnel expenses	12f	(10,858,487)	(20,097,608)	(17,156,088)
Other administrative expenses	12g	(9,433,169)	(18,154,885)	(16,846,221)
Tax expenses	4n and 13a II	(3,505,447)	(7,712,772)	(4,541,148)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a ll	1,862,467	(762,923)	11,590,224
Other operating revenues	12h	403,623	770,638	864,142
Other operating expenses	12i	(5,301,857)	(9,827,070)	(9,630,375)
Operating income		12,595,964	32,818,205	7,958,140
Non-operating income		79,464	92,820	(8,223)
Income before taxes on income and profit sharing		12,675,428	32,911,025	7,949,917
Income tax and social contribution	4n and 13a I	(2,786,968)	(13,595,576)	14,127,305
Due on operations for the period		(905,543)	(3,566,874)	(3,647,560)
Related to temporary differences		(1,881,425)	(10,028,702)	17,774,865
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(145,382)	(233,891)	(234,790)
Non-controlling interests	15f	250,698	105,265	(150,426)
Net income		9,993,776	19,186,823	21,692,006
Weighted average of the number of outstanding shares	15a		6,522,956,804	6,580,622,224
Net income per share – R$			2.94	3.30
Book value per share - R$ (outstanding at 12/31)			18.17	16.91

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	3.3

ITAÚ UNIBANCO HOLDING S.A.

Prudential Statement of Changes in Stockholders’ Equity (Note 15)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 07/01/2016	85,148,000	1,329,803	30,613,893	(2,012,085)	-	(1,446,646)	113,632,965
Reserve Capitalization - ESM 09/14/2016	12,000,000	-	(12,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(747,209)	(747,209)
Granting of stock options	-	16,891	-	-	-	311,502	328,393
Granting of options recognized	-	85,002	-	-	-	-	85,002
Share-based payment – variable compensation	-	157,647	-	-	-	-	157,647
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(375,471)	-	-	(375,471)
Remeasurements in liabilities of post-employment benefits	-	-	-	(588,241)	-	-	(588,241)
Net income	-	-	-	-	9,993,776	-	9,993,776
Appropriations:
Legal reserve	-	-	499,689	-	(499,689)		-
Statutory reserves			819,654		(819,654)		-
Dividends and interest on capital			4,554,118		(8,674,433)		(4,120,315)
Balance at 12/31/2016	97,148,000	1,589,343	24,487,354	(2,975,797)	-	(1,882,353)	118,366,547
Changes in the period	12,000,000	259,540	(6,126,539)	(963,712)	-	(435,707)	4,733,582
Balance at 01/01/2015	75,000,000	1,315,744	26,080,711	(322,359)	-	(1,327,880)	100,746,216
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(3,324,436)	(3,324,436)
Granting of stock options	-	42,018	3,179	-	-	298,936	344,133
Granting of options recognized	-	55,508	-	-	-	-	55,508
Share-based payment – variable compensation	-	123,949	-	-	-	-	123,949
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(1,005,610)	-	-	(1,005,610)
Remeasurements in liabilities of post-employment benefits	-	-	1,158	(47,917)	-	-	(46,759)
Net income	-	-	-	-	21,692,006	-	21,692,006
Appropriations:
Legal reserve	-	-	1,084,600	-	(1,084,600)	-	-
Statutory reserves	-	-	12,400,940	-	(12,400,940)	-	-
Dividends and interest on capital	-	-	2,702,504	-	(8,206,466)	-	(5,503,962)
Balance at 12/31/2015	85,148,000	1,537,219	29,189,479	(1,375,886)	-	(4,353,380)	110,145,432
Changes in the period	10,148,000	221,475	3,108,768	(1,053,527)	-	(3,025,500)	9,399,216
Balance at 01/01/2016	85,148,000	1,537,219	29,189,479	(1,375,886)	-	(4,353,380)	110,145,432
Reserve Capitalization - ESM 09/14/2016	12,000,000	-	(12,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(947,409)	(947,409)
Cancellation of shares - ESM April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of stock options	-	(16,717)	-	-	-	748,436	731,719
Granting of options recognized	-	55,657	-	-	-	-	55,657
Share-based payment – variable compensation	-	13,184	-	-	-	-	13,184
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(999,975)	-	-	(999,975)
Remeasurements in liabilities of post-employment benefits	-	-	-	(599,936)	-	-	(599,936)
Unrealized result of unconsolidated company	-	-	1,844	-	-	-	1,844
Net income	-	-	-	-	19,186,823	-	19,186,823
Appropriations:
Legal reserve	-	-	959,341	-	(959,341)	-	-
Statutory reserves	-	-	6,653,859	-	(6,653,859)	-	-
Dividends and interest on capital	-	-	5,049,947	-	(11,573,623)	-	(6,523,676)
Balance at 12/31/2016	97,148,000	1,589,343	24,487,354	(2,975,797)	-	(1,882,353)	118,366,547
Changes in the period	12,000,000	52,124	(4,702,125)	(1,599,911)	-	2,471,027	8,221,115

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	3.4

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Cash Flows

(In thousands of Reais)

	Note	2nd Half of 2016	01/01 to 12/31/2016	01/01 to 12/31/2015
Adjusted net income		37,306,627	78,188,707	23,851,870
Net income		9,993,776	19,186,823	21,692,006
Adjustments to net income:		27,312,851	59,001,884	2,159,864
Granted options recognized and share-based payment – variable compensation		242,649	68,841	179,457
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(962,394)	(3,800,478)	(954,876)
Effects of changes in exchange rates on cash and cash equivalents		9,108,953	23,934,862	(12,236,764)
Allowance for loan losses	8c	12,008,983	25,323,771	26,585,653
Interest and foreign exchange expense related to operations with subordinated debt		3,711,806	942,033	16,457,702
Depreciation and amortization	14b	2,765,791	5,262,467	4,398,921
Interest expense from provision for contingent and legal liabilities	11b	718,662	1,518,377	1,384,070
Provision for contingent and legal liabilities	11b	2,518,629	4,221,963	3,840,256
Interest income from escrow deposits	11b	(177,062)	(380,426)	(237,488)
Deferred taxes (excluding hedge tax effects)		2,911,742	3,488,273	(2,787,700)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a l	(1,862,467)	762,923	(11,590,224)
Interest and foreign exchange income from available-for-sale securities		(3,258,196)	(1,371,248)	(16,482,752)
Interest and foreign exchange income from held-to-maturity securities		(881,241)	445,217	(6,821,413)
(Gain) loss from sale of available-for-sale financial assets	7i	(185,654)	218,185	1,419,112
(Gain) loss from sale of investments		1,022	(12,317)	5,568
(Gain) loss from sale of foreclosed assets		71,432	123,421	37,134
(Gain) loss from sale of fixed assets		(5,038)	5,325	18,498
Non-controlling interests		(250,698)	(105,265)	150,426
Other		835,932	(1,644,040)	(1,205,716)
Change in assets and liabilities		(8,564,023)	(23,990,373)	(14,682,924)
(Increase) decrease in assets		(42,811,374)	22,971,638	(70,819,311)
Interbank investments		(7,929,399)	8,420,910	(51,656,914)
Securities and derivative financial instruments (assets/liabilities)		(12,393,783)	(2,288,912)	8,987,198
Compulsory deposits with the Central Bank of Brazil		(17,002,088)	(19,144,463)	(3,449,686)
Interbank and interbranch accounts (assets/liabilities)		(518,703)	(593,473)	1,554,301
Loan, lease and other credit operations		(6,552,753)	31,765,222	(42,088,876)
Other receivables and other assets		2,369,153	3,550,262	16,585,472
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(783,801)	1,262,092	(750,806)
(Decrease) increase in liabilities		34,247,351	(46,962,011)	56,136,387
Deposits		19,845,406	(35,107,931)	(11,942,821)
Deposits received under securities repurchase agreements		13,515,887	10,830,612	26,687,132
Funds for issuance of securities		9,481,880	5,959,332	27,838,512
Borrowing and onlending		(9,647,195)	(35,385,940)	15,822,846
Credit card operations (assets/liabilities)		4,511,846	3,588,204	(3,593,883)
Collection and payment of taxes and contributions		(3,664,588)	41,180	20,583
Other liabilities		(91,437)	3,069,576	772,184
Deferred income		295,552	42,956	531,834
Payment of income tax and social contribution		(1,481,941)	(4,188,554)	(3,943,390)
Net cash provided by (used in) operating activities		27,260,663	50,009,780	5,225,556
Interest on capital / dividends received from affiliated companies		1,329,866	5,139,054	2,948,787
Funds received from sale of available-for-sale securities		6,775,835	17,796,983	9,023,582
Funds received from redemption of held-to-maturity securities		1,507,537	3,146,087	3,159,593
Disposal of assets not for own use		84,956	234,433	100,062
Disposal of investments		(1,462)	13,674	112,949
Cash and cash equivalents net assets and liabilities arising from the merger with CorpBanca	2c	-	5,869,160	-
Cash and cash equivalents net assets and liabilities due from Recovery acquisition	2c	-	(713,914)	-
Sale of fixed assets		79,477	85,557	78,993
Termination of intangible asset agreements		1,516	6,427	42,885
Purchase of available-for-sale securities		(5,591,754)	(14,892,308)	(5,555,712)
Purchase of held-to-maturity securities		(377,588)	(1,580,240)	(4,089,878)
Purchase of investments		(5,496,711)	(8,329,312)	(3,143,408)
Purchase of fixed assets	14b	(793,472)	(1,078,297)	(1,161,247)
Disposal (Purchase) of intangible assets	14b	(1,950,023)	(1,488,322)	(1,045,426)
Net cash provided by (used in) invesment activities		(4,431,823)	4,208,982	471,179
Decrease in subordinated debt		(6,573,813)	(14,170,289)	(5,242,073)
Non-controlling interests	15f	(1,059,738)	(352,348)	(822,369)
Granting of stock options		328,393	731,719	344,133
Purchase of treasury shares		(747,209)	(947,409)	(3,324,436)
Dividends and interest on capital paid to Non-controlling interests		(28,499)	(75,674)	-
Dividends and interest on capital paid		(2,579,615)	(7,672,530)	(7,008,406)
Net cash provided by (used in) financing activities		(10,660,481)	(22,486,531)	(16,053,151)

Net increase (decrease) in cash and cash equivalents		12,168,359	31,732,231	(10,356,415)

Cash and cash equivalents at the beginning of the period		90,455,053	85,717,090	83,836,741
Effects of changes in exchange rates on cash and cash equivalents		(9,108,953)	(23,934,862)	12,236,764
Cash and cash equivalents at the end of the period	4a and 5	93,514,459	93,514,459	85,717,090

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	3.5

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Prudential Consolidated Financial Statements

Exercise from January 1 to December 31, 2016 and 2015

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.1

Note 2 – Presentation and Consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution.

The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation.

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order exclusively to represent the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/relacoes-com-investidores).

b)	Consolidation

As set forth by article 1 of CMN Resolution No. 4,280, of October 31, 2013, the consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, article 1 of Resolution No. 4,280.

Intercompany transactions and intercompany transactions balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variations on investments abroad are classified under the heading Securities and Derivative Financial Instruments in the Statement of Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.2

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING PRUDENTIAL its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

		Country of		Interest % in voting capital at		Interest % in total capital at
		Incorporation	Activity	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Banco CorpBanca Colombia S.A.	(Note 2c)	Colombia	Financial institution	23.67%	0.00%	23.67%	0.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	(Note 2c)	Chile	Financial institution	-	99.99%	-	99.99%
Itaú CorpBanca	(Note 2c)	Chile	Financial institution	35.71%	0.00%	35.71%	0.00%
Banco Itaú Consignado S.A.	(2)	Brazil	Financial institution	100.00%	60.00%	100.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. de Crédito Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1)	As from June 30, 2016 they are fully consolidated to ensure the total coverage of the entity’s risks, as determined by the Central Bank of Brazil.
(2)	New company name of Banco Itaú BMG Consignado S.A..

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.3

c)  Business development

I.   Acquisitions

Credit Intelligence Bureau (“CIB”)

In January 21, 2016, the ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., signed a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities. The transaction was approved by CADE on November 9, 2016.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to BMG’s total interest in Itaú BMG Consignado, for the amount of R$ 1,460,406, and now holds 100% of Itaú BMG Consignado.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú BMG Consignado is controlled by ITAÚ UNIBANCO HOLDING PRUDENTIAL and, therefore, this acquisition did not have accounting effects on its results on initial regognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL on its results on initial regognition.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of a 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640 million.

In the same transaction, ITAÚ UNIBANCO HOLDING PRUDENTIAL agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.4

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL on its results on initial recgognition.

On July 7, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of Recovery´s capital.

Itau CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING PRUDENTIAL’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING PRUDENTIAL and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING PRUDENTIAL	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.5

The Itaú CorpBanca is controlled as of April 1, 2016 by ITAÚ UNIBANCO HOLDING PRUDENTIAL. On the same date, ITAU UNIBANCO HOLDING PRUDENTIAL entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING PRUDENTIAL will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING PRUDENTIAL due to its interest in Itaú CorpBanca was R$ 10,517,487, based on the quotation of CorpBanca’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,590,106 (Recorded in Intangible assets - Note 14b III). Additionally, a goodwill of R$ 675,362 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. The goodwill will be amortized over 10 years. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date.

CorpBanca

04/01/2016
Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,946,269)
Net Assets Assumed at Fair Value	3,927,381

Contingent liabilities have not been recorded due to the acquisition.

Additionally, on October 26, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL by means of its controlled subsidiary, ITB Holding Brasil Participações Ltda., it has indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for equivalent to R$ 288.1 million.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.6

The possibility of implementing the acquisition of such Shares was already set forth in the shareholders’ agreement entered into on April 1st, 2016 between ITAÚ UNIBANCO HOLDING PRUDENTIAL and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING PRUDENTIAL’s ownership in Itaú CorpBanca increased from approximately 33.58% to 35.71%, without altering its current governance.

This transaction was implemented by means of the acquisition of 100% of the capital stock of a company named CGB II SpA, which is the current holder of the Shares. All the required regulatory approvals have been obtained on October of 2016.

The acquisitions did not have accounting effects on net income of ITAÚ UNIBANCO HOLDING PRUDENTIAL on its results on initial regognition.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A. (MaxiPago), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=)Goodwill	10,506

In the second semester of 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Rede, increased the capital of MaxiPago by 21.98% and acquired additional interest ownership of 3.02%, for the amount of R$ 2,000, and now holds 100% of MaxiPago’s capital stock.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.7

Note 3 – Requirements regarding capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at 12/31/2016, according to present regulation which defines the Consolidated Prudential as the calculation basis:

	Consolidated Prudential (1)
	12/31/2016	12/31/2015
Reference equity (2)	139,477,276	128,465,152
Basel ratio	19.1%	17.8%
Tier I	15.9%	14.0%
Common Equity	15.8%	14.0%
Additional Capital	0.1%	0.0%
Tier II	3.2%	3.8%
Fixed assets ratio	25.4%	27.7%
Excess capital in relation to fixed assets	34,297,512	28,615,872

(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation operational limit calculation;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013, No. 4,311, of January 20, 2014 and No. 4,442, of October 29, 2015, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

The management considers the current Basel ratio adequate, taking into consideration that it exceeds by 8.6 (6.8 at 12/31/2015) percentage points the sum of minimum requirements for Regulatory Capital Additional to Principal Capital established by the Central Bank of Brazil for 2016 (equivalent to 10.5% (11.0% at 12/31/2015)).

CMN Resolution No. 4,192, of March 1, 2013, as amended, addresses the Reference Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, addresses the minimum requirements for Reference Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use a Standardized Approach to calculate credit weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets. On September 1, 2016, the Central Bank of Brazil authorized Itaú Unibanco to use internal market risk models to determine the amount of total regulatory capital.

Considering our current capital base at December 31, 2016, should the Basel III rules established by BACEN be immediately and fully applied, the principal capital ratio would be 14.0% (13.6% at 12/31/2015 considering the use of tax credit), taking into consideration the payment of additional interest on capital expected for March 2017, the merger of Citibank and the use of tax credit.

For further information on capital requirements, please visit the company’s website www.itau.com.br/investor-relations, Corporate Governance section/ Risk and Capital Management – Pillar 3.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.8

The reference equity used for the calculation of ratios and the risk-weighted assets at 12/31/2016, are as follows:

	Consolidated
	Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	115,590,426
Non-controlling interests	11,568,390
Changes in ownership interest in a subsidiary as a result of capital transaction	2,776,121
Consolidated stockholders’ equity (BACEN)	129,934,937
Common Equity deductions (1)	(14,526,992)
Common Equity Tier I	115,407,945
Additional Tier I deductions	532,392
Additional Tier I Capital	532,392
Tier I (Common Equity + Additional Capital)	115,940,337
Instruments eligible for inclusion in Tier II	23,488,432
Tier II deductions	48,507
Tier II	23,536,939
Regulatory Capital (Tier I + Tier II)	139,477,276
Risk-weighted assets	731,240,504
Risk-weighted assets of credit risk (RWACPAD)	669,284,247	91.5%
a) Per weighting factor (FPR):
FPR at 2%	105,577	0.0%
FPR at 20%	8,011,339	1.1%
FPR at 35%	12,056,104	1.6%
FPR at 50%	44,250,940	6.1%
FPR at 75%	142,193,646	19.4%
FPR at 85%	82,494,126	11.3%
FPR at 100%	325,889,852	44.6%
FPR at 250%	33,213,428	4.5%
FPR at 300%	7,356,695	1.0%
FPR at 1250% (2)	1,607,958	0.2%
Derivatives – Future potential gain on and variation in the counterparty credit quality	12,104,582	1.7%
b) Per type:
Securities	45,740,665	6.3%
Loan operations - retail	114,481,468	15.7%
Loan operations – non-retail	247,910,726	33.9%
Joint obligations - retail	205,149	0.0%
Joint obligations – non-retail	47,107,743	6.4%
Loan commitments - retail	27,504,191	3.8%
Loan commitments – non-retail	10,234,492	1.4%
Other exposures	176,099,813	24.1%
Risk-weighted assets of operational risk (RWAOPAD)	37,826,292	5.2%
Retail	10,886,992	1.5%
Commercial	24,166,481	3.3%
Corporate finance	2,788,550	0.4%
Negotiation and sales	(11,025,674)	-1.5%
Payments and settlements	3,417,572	0.5%
Financial agent services	3,471,283	0.5%
Asset management	4,109,048	0.6%
Retail brokerage	12,038	0.0%
Risk-weighted assets of market risk (RWAMINT) (3):	24,129,965	3.3%
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation.	1,138,009	0.2%
Operations subject to interest rate variations	24,918,995	3.4%
Fixed rate denominated in Real	4,952,015	0.7%
Foreign currency coupon	15,496,581	2.1%
Price index coupon	4,470,396	0.6%
Interest rate coupon	3	0.0%
Operations subject to commodity price variation	353,313	0.0%
Operations subject to stock price variation	400,755	0.1%
Capital benefit – Internal models	(2,681,107)	-0.4%
Risk Weighted Assets (RWA)	731,240,504	100.0%
Minimum Required Regulatory Capital	72,210,000
Excess capital in relation to Minimum Required Regulatory Capital	67,267,276
Ratio (%)	19.1%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	2,264,123

(1) As from June 30, 2015, Resolution No. 4,277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 391 million.

(2) Considers the application of "F" factor required by article 29 of Circular No. 3,644/13.

(3) The capital requirement determined for the market risk portion is obtained between the highest of the internal models (RWAMINT) and 90% of the standardized model (RWAMPAD). On December 31, 2016, the RWAMINT reached R$ 26,811 million and, for this reason, the market risk regulatory capital totaled R$ 24,130 million, related to 90% of the standardized model.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.9

During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Reference equity (*)	Weighted exposure (*)	Effect
Ratio at 12/31/2015 - Prudential Conglomerate	128,465,152	722,467,645	17.78%
Net income for the period	19,123,605	-	2.65%
Interest on capital and dividends	(9,220,792)	-	-1.28%
Benefits to employees - CVM Resolution No. 4,424, June 25, 2015	(599,936)	-	-0.08%
Granting of options recognized	55,657	-	0.01%
Granting of stock options – options exercised during the period	731,719	-	0.10%
Asset valuation adjustment	2,037,743	-	0.28%
Deductions in reference equity	(5,595,532)	-	-0.77%
Purchase of treasury shares	(947,409)	-	-0.13%
Non-controlling interests	10,771,736	-	1.49%
Subordinated debt and redeemable preferred shares	(3,914,740)	-	-0.54%
Other changes in reference equity	(1,429,927)	-	-0.20%
Changes in risk exposure	-	8,772,859	-0.23%
Ratio at 12/31/2016 - Prudential Conglomerate	139,477,276	731,240,504	19.07%

(*) Corpbanca merger impacted the Referential Equity in R$ 7,5 billion, particularly due to non-controlling interest (R$ 12.3 billion) and prudential deductions (R$ 4.8 billion) set forth in BACEN Resolution No. 4.192. This merger gave rise to an impact on Risk-weighted Assets of R$ 103.0 billion.

b)  Global systemic importance

BACEN Circular No. 3751 came into effect in March 2015, providing for the determination of indicators relevant to assess the global systemic importance of Brazilian financial institutions. For details on the indicators of the global systemic importance index see to our website www.itau.com.br/relacoes-com-investidores, at “Governança Corporativa”, “Anexo I_IAISG”.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.10

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.11

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

From January 1, 2015, Itaú Unibanco adopts the option provided for in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at the cost of acquisition or construction, less accumulated depreciation. They correspond to rights related to tangible assets intended for the maintenance of the company’s operations or exercised for this purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The consideration received under lease contracts started to be recorded in income in accordance with CMN Resolution No. 3,617/08, as of September 30, 2015, as determined by the Central Bank.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semi-annually for impairment.

k)	Intangible assets – correspond to rights acquired related to intangible assets intended to be held by the company, or which are exercised for this purpose, according to CMN Resolution No. 3,642, of November 26, 2008. They are composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over terms varying from five to ten years.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.12

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

n) Taxes - these provisions are calculated in accordance with to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until december 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.13

o)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

p)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING PRUDENTIAL over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING PRUDENTIAL is contractually committed to maintaining these benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.14

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following:

	12/31/2016	12/31/2015
Cash and cash equivalents	18,394,765	18,173,065
Interbank deposits	13,358,010	23,453,126
Securities purchased under agreements to resell – Funded position	61,761,684	44,090,899
Total	93,514,459	85,717,090

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.15

Note 6 - Interbank investments

	12/31/2016						12/31/2015
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	194,019,101	63,179,895	-	36,441	257,235,437	91.9	244,911,369	88.5
Funded position (*)	65,716,069	13,430,685	-	18,715	79,165,469	28.3	79,017,582	28.6
Financed position	125,234,033	15,051,088	-	17,726	140,302,847	50.1	130,172,067	47.0
With free movement	9,659,258	15,051,088	-	-	24,710,346	8.8	7,623,819	2.8
Without free movement	115,574,775	-	-	17,726	115,592,501	41.3	122,548,248	44.2
Short position	3,068,999	34,698,122	-	-	37,767,121	13.5	35,721,720	12.9
Interbank deposits	13,284,948	4,675,359	3,540,626	1,189,409	22,690,342	8.1	31,948,124	11.5
Total	207,304,049	67,855,254	3,540,626	1,225,850	279,925,779		276,859,493
% per maturity term	74.1	24.2	1.3	0.4
Total at 12/31/2015	211,800,949	61,431,669	2,882,765	744,110	276,859,493
% per maturity term	76.5	22.2	1.0	0.3

(*)	Includes R$ 4,328,865 (R$ 9,460,888 at 12/31/2015) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.16

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2016											12/31/2015
		Adjustment to market value
		reflected in:
			Stockholders’
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	117,493,462	480,064	(250,489)	117,723,037	53.6	3,886,716	2,235,882	3,861,896	3,453,159	17,355,444	86,929,940	103,621,735
Financial treasury bills	30,286,915	(2,124)	(439)	30,284,352	13.8	-	2,219,682	-	952,201	2,613,586	24,498,883	12,621,334
National treasury bills	18,036,531	66,348	56,319	18,159,198	8.3	658,540	-	229,993	881,074	11,552,285	4,837,306	18,645,799
National treasury notes	35,985,678	357,951	82,622	36,426,251	16.6	69,120	16,112	3,115,590	629,791	3,137,127	29,458,511	35,105,019
National treasury/securitization	218,358	(232)	11,158	229,284	0.1	-	88	59	414	242	228,481	214,585
Brazilian external debt bonds	32,965,980	58,121.0	(400,149)	32,623,952	14.8	3,159,056	-	516,254	989,679	52,204	27,906,759	37,034,998
Government securities - abroad	18,508,730	20,670	(15,067)	18,514,333	8.4	492,610	1,076,613	3,377,068	3,423,205	2,715,139	7,429,698	10,910,249
Argentina	635,926	17,112	-	653,038	0.3	150,463	141,902	325,780	1,453	5,724	27,716	701,373
Belgium	-	-	-	-	0.0	-	-	-	-	-	-	136,793
Chile	5,838,987	404	12,475	5,851,866	2.7	47,175	445,800	4,898	110,334	1,204,505	4,039,154	1,303,062
Colombia	4,297,532	3,412	50,235	4,351,179	2.0	152,819	-	1,086,988	532,840	87,695	2,490,837	72,679
Korea	2,672,676	-	-	2,672,676	1.2	-	-	1,016,399	1,007,208	649,069	-	1,625,651
Denmark	818,891	-	-	818,891	0.4	-	-	487,231	331,660	-	-	2,548,470
Spain	922,918	-	-	922,918	0.4	-	-	-	682,383	240,535	-	1,059,940
United States	1,524,573	135	(19,279)	1,505,429	0.7	-	179,909	219,730	159,902	243,902	701,986	2,154,044
Netherlands	101,426	-	(24)	101,402	0.0	-	101,402	-	-	-	-	121,591
Mexico	5,586	(329)	-	5,257	0.0	-	-	-	-	-	5,257	2,509
Paraguay	1,255,183	-	(55,518)	1,199,665	0.5	142,085	129,287	134,425	535,604	240,959	17,305	979,904
Uruguay	426,064	(25)	(1,770)	424,269	0.2	68	78,313	94,906	61,821	42,750	146,411	194,609
Other	8,968	(39)	(1,186)	7,743	0.0	-	-	6,711	-	-	1,032	9,624
Corporate securities	59,997,666	(33,134)	(584,434)	59,380,098	27.0	5,661,154	3,999,967	2,561,213	4,462,639	5,460,298	37,234,827	65,842,271
Shares	2,429,339	(108,154)	78,231	2,399,416	1.1	2,373,806	22,201	3,409	-	-	-	2,404,454
Rural product note	1,476,980	-	(52,034)	1,424,946	0.6	107,231	44,073	217,728	107,728	65,518	882,668	1,129,526
Bank deposit certificates	2,477,614	130	1,837	2,479,581	1.1	643,050	1,204,289	139,889	321,874	66,694	103,785	1,455,334
Securitized real estate loans	16,637,540	-	(55,461)	16,582,079	7.5	-	-	211,093	188,025	455,244	15,727,717	17,693,660
Fund quotas	511,401	1,748	(382)	512,767	0.3	512,767	-	-	-	-	-	515,047
Credit rights	88	-	-	88	0.0	88	-	-	-	-	-	-
Fixed income	368,019	(14,925)	(29)	353,065	0.2	353,065	-	-	-	-	-	367,484
Variable income	143,294	16,673	(353)	159,614	0.1	159,614	-	-	-	-	-	147,563
Debentures	22,030,974	61,239	(572,716)	21,519,497	9.8	206,269	156,351	835,788	794,555	1,899,663	17,626,871	23,333,219
Eurobonds and others	8,328,929	7,901	43,531	8,380,361	3.8	695,983	1,192,165	522,538	1,543,588	2,411,153	2,014,934	11,085,578
Financial bills	2,822,033	-	(6,115)	2,815,918	1.3	690,481	1,191,231	431,475	69,615	433,116	-	6,846,391
Promissory notes	2,191,470	-	(17,877)	2,173,593	1.0	152,898	85,165	135,098	1,358,511	128,910	313,011	991,065
Other	1,091,386	4,002	(3,448)	1,091,940	0.5	278,669	104,492	64,195	78,743	-	565,841	387,997
Subtotal - securities	195,999,858	467,600	(849,990)	195,617,468	89.0	10,040,480	7,312,462	9,800,177	11,339,003	25,530,881	131,594,465	180,374,255
Trading securities	75,696,231	467,600	-	76,163,831	34.7	3,821,964	1,900,265	4,387,604	3,866,577	6,214,756	55,972,665	59,831,884
Available-for-sale securities	84,449,902	-	(849,990)	83,599,912	38.0	4,848,718	5,346,973	4,949,140	7,001,308	10,700,333	50,753,440	82,677,578
Held-to-maturity securities (*)	35,853,725	-	-	35,853,725	16.3	1,369,798	65,224	463,433	471,118	8,615,792	24,868,360	37,864,793
Derivative financial instruments	18,301,828	5,854,264	-	24,156,092	11.0	5,764,447	3,297,798	2,098,040	2,842,365	3,166,225	6,987,217	26,856,674
Total securities and derivative financial instruments (assets)	214,301,686	6,321,864	(849,990)	219,773,560	100.0	15,804,927	10,610,260	11,898,217	14,181,368	28,697,106	138,581,682	207,230,929

Derivative financial instruments (liabilities)	(23,244,455)	(1,466,871)	-	(24,711,326)	100.0	(5,271,967)	(1,769,516)	(1,784,323)	(1,960,916)	(3,726,985)	(10,197,619)	(31,115,689)

(*) Unrecorded negative adjustment to market value in the amount of R$ (181,260) (R$ 3,456,078 at 12/31/2015) according to Note 7e.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.17

b) Summary by portfolio

	12/31/2016
		Restricted to				Derivative
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	financial instruments	Total
Government securities - domestic	60,882,229	25,886,568	19,062,831	7,436,961	4,454,448	-	117,723,037
Financial treasury bills	23,292,169	1,351,220	-	5,640,963	-	-	30,284,352
National treasury bills	4,797,192	8,439,691	-	467,867	4,454,448	-	18,159,198
National treasury notes	19,259,887	16,095,657	-	1,070,707	-	-	36,426,251
National treasury/securitization	229,284	-	-	-	-	-	229,284
Brazilian external debt bonds	13,303,697	-	19,062,831	257,424	-	-	32,623,952
Government securities - abroad	15,743,707	180,390	1,095,397	1,494,839	-	-	18,514,333
Argentina	558,421	92,480	-	2,137	-	-	653,038
Chile	5,829,286	-	-	22,580	-	-	5,851,866
Colombia	2,438,815	-	1,095,397	816,967	-	-	4,351,179
Korea	2,672,676	-	-	-	-	-	2,672,676
Denmark	477,829	-	-	341,062	-	-	818,891
Spain	922,918	-	-	-	-	-	922,918
United States	1,269,403	-	-	236,026	-	-	1,505,429
Netherlands	101,402	-	-	-	-	-	101,402
Mexico	5,257	-	-	-	-	-	5,257
Paraguay	1,108,155	87,910	-	3,600	-	-	1,199,665
Uruguay	358,513	-	-	65,756	-	-	424,269
Other	1,032	-	-	6,711	-	-	7,743
Corporate securities	50,534,026	4,975,205	125,466	3,745,401	-	-	59,380,098
Shares	2,397,192	-	-	2,224	-	-	2,399,416
Rural product note	1,424,946	-	-	-	-	-	1,424,946
Bank deposit certificates	2,475,600	-	-	3,981	-	-	2,479,581
Securitized real estate loans	16,582,079	-	-	-	-	-	16,582,079
Fund quotas	512,337	-	-	430	-	-	512,767
Credit rights	88	-	-	-	-	-	88
Fixed income	352,635	-	-	430	-	-	353,065
Variable income	159,614	-	-	-	-	-	159,614
Debentures	12,805,526	4,975,205	-	3,738,766	-	-	21,519,497
Eurobonds and other	8,254,895	-	125,466	-	-	-	8,380,361
Financial bills	2,815,918	-	-	-	-	-	2,815,918
Promissory notes	2,173,593	-	-	-	-	-	2,173,593
Other	1,091,940	-	-	-	-	-	1,091,940
Subtotal - securities	127,159,962	31,042,163	20,283,694	12,677,201	4,454,448		195,617,468
Trading securities	47,181,852	16,947,922	5,164,837	6,869,220	-	-	76,163,831
Available-for-sale securities	60,357,064	14,094,241	3,340,630	5,807,977	-	-	83,599,912
Held-to-maturity securities	19,621,046	-	11,778,227	4	4,454,448	-	35,853,725
Derivative financial instruments	-	-	-	-	-	24,156,092	24,156,092
Total securities and derivative financial instruments (assets)	127,159,962	31,042,163	20,283,694	12,677,201	4,454,448	24,156,092	219,773,560
Total securities and derivative financial instruments (assets) – 12/31/2015	125,272,753	10,323,222	27,834,214	11,088,397	5,855,669	26,856,674	207,230,929

(*) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.18

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2016										12/31/2015
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	68,254,076	480,064	68,734,140	90.1	1,087,813	1,683,493	3,043,112	3,284,273	5,984,595	53,650,854	54,844,706
Financial treasury bills	29,229,946	(2,124)	29,227,822	38.3	-	1,667,293	-	952,201	2,296,912	24,311,416	10,323,606
National treasury bills	6,030,659	66,348	6,097,007	8.0	558,571	-	229,993	833,865	498,175	3,976,403	11,234,639
National treasury notes	26,533,692	357,951	26,891,643	35.2	69,120	16,112	2,296,806	508,114	3,137,062	20,864,429	28,347,805
National treasury/securitization	1,386	(232)	1,154	0.0	-	88	59	414	242	351	2,794
Brazilian external debt bonds	6,458,393	58,121	6,516,514	8.6	460,122	-	516,254	989,679	52,204	4,498,255	4,935,862
Government securities - abroad	3,592,279	20,670	3,612,949	4.8	238,341	143,843	1,212,988	442,417	59,045	1,516,315	1,151,574
Argentina	635,713	17,112	652,825	0.9	150,250	141,902	325,780	1,453	5,724	27,716	701,373
Belgium	-	-	-	0.0	-	-	-	-	-	-	136,793
Chile	117,078	404	117,482	0.2	-	1,941	3,418	-	8,404	103,719	35,802
Colombia	2,666,082	3,412	2,669,494	3.5	181	-	883,790	362,555	44,917	1,378,051	72,598
United States	78,274	135	78,409	0.1	-	-	-	78,409	-	-	131,980
Mexico	5,586	(329)	5,257	0.0	-	-	-	-	-	5,257	2,509
Paraguay	87,910	-	87,910	0.1	87,910	-	-	-	-	-	67,725
Uruguay	775	(25)	750	0.0	-	-	-	-	-	750	1,805
Other	861	(39)	822	0.0	-	-	-	-	-	822	989
Corporate securities	3,849,876	(33,134)	3,816,742	5.1	2,495,810	72,929	131,504	139,887	171,116	805,496	3,835,604
Shares	2,055,810	(108,154)	1,947,656	2.6	1,947,656	-	-	-	-	-	1,927,748
Bank deposit certificates	76,352	130	76,482	0.1	3,438	59,098	7,415	5,005	1,097	429	19,377
Fund quotas	483,014	1,748	484,762	0.6	484,762	-	-	-	-	-	394,808
Credit rights	87	-	87	0.0	87	-	-	-	-	-	-
Fixed income	340,225	(14,925)	325,300	0.4	325,300	-	-	-	-	-	247,738
Variable income	142,702	16,673	159,375	0.2	159,375	-	-	-	-	-	147,070
Debentures	288,280	61,239	349,519	0.5	9,356	-	1,231	22,689	52,983	263,260	498,181
Eurobonds and other	654,475	7,901	662,376	0.9	50,598	13,831	122,858	112,193	117,036	245,860	991,829
Other	291,945	4,002	295,947	0.4	-	-	-	-	-	295,947	3,661
Total	75,696,231	467,600	76,163,831	100.0	3,821,964	1,900,265	4,387,604	3,866,577	6,214,756	55,972,665	59,831,884
% per maturity term					5.0	2.5	5.8	5.1	8.2	73.4
Total – 12/31/2015	60,941,425	(1,109,541)	59,831,884	100.0	9,793,768	575,947	569,389	4,637,275	4,619,947	39,635,558
% per maturity term					16.4	1.0	1.0	7.8	7.7	66.2

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.19

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2016										12/31/2015
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	28,889,395	(250,489)	28,638,906	34.3	1,860,416	552,389	818,784	121,677	3,210,301	22,075,339	26,587,579
Financial treasury bills	1,056,969	(439)	1,056,530	1.3	-	552,389	-	-	316,674	187,467	2,297,728
National treasury bills	3,698,146	56,319	3,754,465	4.5	-	-	-	-	2,893,562	860,903	9,668
National treasury notes	9,451,986	82,622	9,534,608	11.4	-	-	818,784	121,677	65	8,594,082	6,757,214
National treasury/securitization	216,972	11,158	228,130	0.3	-	-	-	-	-	228,130	211,791
Brazilian external debt bonds	14,465,322	(400,149)	14,065,173	16.8	1,860,416	-	-	-	-	12,204,757	17,311,178
Government securities - abroad	14,377,799	(15,067)	14,362,732	17.2	101,631	932,770	1,960,882	2,810,503	2,656,094	5,900,852	9,743,749
Argentina	213	-	213	0.0	213	-	-	-	-	-	-
Chile	5,721,909	12,475	5,734,384	6.9	47,175	443,859	1,480	110,334	1,196,101	3,935,435	1,267,260
Colombia	1,105,329	50,235	1,155,564	1.4	-	-	-	-	42,778	1,112,786	81
Korea	2,672,676	-	2,672,676	3.2	-	-	1,016,399	1,007,208	649,069	-	1,625,651
Denmark	818,891	-	818,891	1.0	-	-	487,231	331,660	-	-	2,548,470
Spain	922,918	-	922,918	1.1	-	-	-	682,383	240,535	-	1,059,940
United States	1,446,299	(19,279)	1,427,020	1.7	-	179,909	219,730	81,493	243,902	701,986	2,022,064
Netherlands	101,426	(24)	101,402	0.1	-	101,402	-	-	-	-	121,591
Paraguay	1,167,273	(55,518)	1,111,755	1.3	54,175	129,287	134,425	535,604	240,959	17,305	912,179
Uruguay	412,781	(1,770)	411,011	0.5	68	78,313	94,906	61,821	42,750	133,153	177,898
Other	8,084	(1,186)	6,898	0.0	-	-	6,711	-	-	187	8,615
Corporate securities	41,182,708	(584,434)	40,598,274	48.5	2,886,671	3,861,814	2,169,474	4,069,128	4,833,938	22,777,249	46,346,250
Shares	373,529	78,231	451,760	0.5	426,150	22,201	3,409	-	-	-	476,706
Rural product note	1,476,980	(52,034)	1,424,946	1.7	107,231	44,073	217,728	107,728	65,518	882,668	1,129,526
Bank deposit certificate	2,401,258	1,837	2,403,095	2.9	639,608	1,145,191	132,474	316,869	65,597	103,356	1,435,953
Securitized real estate loans	2,150,351	(55,461)	2,094,890	2.5	-	-	-	-	-	2,094,890	2,037,109
Fund quotas	28,387	(382)	28,005	0.0	28,005	-	-	-	-	-	120,239
Fixed income	27,794	(29)	27,765	0.0	27,765	-	-	-	-	-	119,746
Credit rights	1	-	1	0.0	1	-	-	-	-	-	-
Variable income	592	(353)	239	0.0	239	-	-	-	-	-	493
Debentures	21,742,694	(572,716)	21,169,978	25.3	196,913	156,351	834,557	771,866	1,846,680	17,363,611	22,835,038
Eurobonds and other	7,656,383	43,531	7,699,914	9.2	645,385	1,178,334	399,680	1,431,395	2,294,117	1,751,003	10,089,887
Financial bills	2,822,033	(6,115)	2,815,918	3.4	690,481	1,191,231	431,475	69,615	433,116	-	6,846,391
Promissory notes	2,191,470	(17,877)	2,173,593	2.6	152,898	85,165	135,098	1,358,511	128,910	313,011	991,065
Other	339,623	(3,448)	336,175	0.4	-	39,268	15,053	13,144	-	268,710	384,336
Total	84,449,902	(849,990)	83,599,912	100.0	4,848,718	5,346,973	4,949,140	7,001,308	10,700,333	50,753,440	82,677,578
% per maturity term					5.8	6.4	5.9	8.4	12.8	60.7
Total – 12/31/2015	86,760,346	(4,082,768)	82,677,578	100.0	3,132,716	3,248,420	3,800,398	11,846,222	12,572,255	48,077,567
% per maturity term					5.7	4.5	6.2	8.2	21.5	53.9

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.20

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at December 31, 2016, not considered in results, is an impairment loss of R$ 499,606 (R$ 697,265 at 12/31/2015) relating to the market adjustment of the reclassified securities.

	12/31/2016									12/31/2015
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic	20,349,991	56.8	938,487	-	-	47,209	8,160,548	11,203,747	20,254,803	22,189,450	20,341,429
National treasury bills	8,307,726	23.2	99,969	-	-	47,209	8,160,548	-	8,368,521	7,401,492	6,890,783
Brazilian external debt bonds	12,042,265	33.6	838,518	-	-	-	-	11,203,747	11,886,282	14,787,958	13,450,646
Government securities - abroad	538,652	1.5	152,638	-	203,198	170,285	-	12,531	538,524	14,926	15,024
Colombia	526,121	1.5	152,638	-	203,198	170,285	-	-	526,009	-	-
Uruguay	12,508	0.0	-	-	-	-	-	12,508	12,508	14,906	14,906
Other	23	0.0	-	-	-	-	-	23	7	20	118
Corporate securities	14,965,082	41.7	278,673	65,224	260,235	253,624	455,244	13,652,082	14,879,138	15,660,417	14,052,262
Bank deposit certificate	4	0.0	4	-	-	-	-	-	4	4	4
Securitized real estate loans	14,487,189	40.4	-	-	211,093	188,025	455,244	13,632,827	14,401,319	15,656,551	14,048,396
Eurobonds and other	18,071	0.1	-	-	-	-	-	18,071	17,998	3,862	3,862
Other	459,818	1.3	278,669	65,224	49,142	65,599	-	1,184	459,817	-	-
Total	35,853,725	100.0	1,369,798	65,224	463,433	471,118	8,615,792	24,868,360	35,672,465	37,864,793	34,408,715
% per maturity term			3.8	0.2	1.3	1.3	24.0	69.4
Total – 12/31/2015	37,864,793	100.0	342,075	-	-	318,781	1,432,976	35,770,961	34,408,715
% per maturity term			0.9	-	-	0.8	3.8	94.5

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.21

g) Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 12/31/2016, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 8,120,890 (R$ 5,770,641 at 12/31/2015) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.22

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	12/31/2016	12/31/2015	12/31/2016	12/31/2016	12/31/2016	12/31/2015
Futures contracts	665,516,610	589,017,232	61,362	65,959	127,321	528,421
Purchase commitments	200,241,114	188,609,553	(235,953)	85,762	(150,191)	1,325,092
Commodities	146,587	315,862	(76)	-	(76)	9
Indexes	46,784,830	60,058,322	(211,928)	2,795	(209,133)	695,991
Interbank market	109,648,661	88,410,675	984	(386)	598	(39,030)
Foreign currency	31,140,699	34,227,660	(24,916)	83,354	58,438	668,242
Securities	12,520,337	5,507,537	(17)	(1)	(18)	24
Other	-	89,497	-	-	-	(144)
Commitments to sell	465,275,496	400,407,679	297,315	(19,803)	277,512	(796,671)
Commodities	283,761	158,315	116	-	116	(123)
Indexes	169,030,181	73,459,167	305,933	(953)	304,980	(745,629)
Interbank market	213,990,955	190,855,366	(11,435)	1,089	(10,346)	60,920
Foreign currency	70,719,481	129,357,213	2,639	(21,555)	(18,916)	(111,663)
Fixed rates	941,228	-	-	1,618	1,618	-
Securities	10,274,881	6,259,555	48	(2)	46	(176)
Other	35,009	318,063	14	-	14	-
Swap contracts			(4,448,146)	1,766,105	(2,682,041)	(7,183,507)
Asset position	471,217,226	327,833,655	6,598,353	3,940,059	10,538,412	9,147,152
Commodities	4,876	3,559	-	-	-	60
Indexes	196,504,724	134,427,343	794,047	455,551	1,249,598	1,032,095
Interbank market	47,207,693	60,887,785	1,894,955	7,315	1,902,270	1,244,039
Foreign currency	13,582,212	14,667,813	1,135,639	(1,290)	1,134,349	4,300,768
Floating rate	38,261,711	11,490,552	(21,415)	1,471,045	1,449,630	520,313
Fixed rates	175,608,268	106,316,027	2,794,526	2,007,349	4,801,875	2,049,248
Securities	11,692	25,011	(8)	75	67	-
Other	36,050	15,565	609	14	623	629
Liability position	475,665,372	336,682,287	(11,046,499)	(2,173,954)	(13,220,453)	(16,330,659)
Commodities	130,997	15,481	(438)	(227)	(665)	-
Indexes	147,559,241	100,825,734	(2,728,226)	(2,115,448)	(4,843,674)	(2,627,734)
Interbank market	36,553,953	37,889,004	(327,683)	(68,245)	(395,928)	(1,398,883)
Foreign currency	21,156,496	33,943,785	(914,100)	16,811	(897,289)	(6,839,863)
Floating rate	36,436,802	11,194,757	(140,464)	(1,203,056)	(1,343,520)	(714,400)
Fixed rates	233,779,126	152,593,472	(6,925,130)	1,194,700	(5,730,430)	(4,725,930)
Securities	20,439	63,769	(10,458)	1,511	(8,947)	(23,605)
Other	28,318	156,285	-	-	-	(244)
Option contracts	583,508,084	285,105,246	(2,106,913)	2,340,843	233,930	(200,922)
Purchase commitments - long position	163,049,195	61,880,109	1,487,256	(628,952)	858,304	3,947,945
Commodities	403,770	480,548	16,317	1,161	17,478	13,803
Indexes	99,977,560	5,505,146	110,219	(7,562)	102,657	41,022
Interbank market	1,247,053	5,116,201	1,173	20,093	21,266	20,969
Foreign currency	45,106,313	44,802,387	1,204,251	(834,756)	369,495	3,546,301
Fixed rates	10,853	5,506	-	33	33	24
Securities	16,235,000	5,871,988	148,635	182,282	330,917	308,969
Other	68,646	98,333	6,661	9,797	16,458	16,857
Commitments to sell - long position	142,235,215	84,799,471	1,714,566	2,214,321	3,928,887	1,634,177
Commodities	162,059	159,039	4,041	5,471	9,512	21,276
Indexes	92,088,848	27,824,299	106,405	(8,777)	97,628	149,761
Interbank market	7,532,801	12,347,369	6,152	(1,805)	4,347	203
Foreign currency	33,078,333	36,526,214	1,348,424	2,100,906	3,449,330	467,484
Fixed rates	145,388	179,269	6,475	(3,087)	3,388	6,434
Securities	9,210,578	7,714,549	242,597	121,747	364,344	987,579
Other	17,208	48,732	472	(134)	338	1,440
Purchase commitments - short position	129,390,585	58,928,405	(2,672,309)	1,718,109	(954,200)	(4,160,542)
Commodities	238,865	248,592	(3,069)	(8,062)	(11,131)	(6,638)
Indexes	83,282,920	5,417,570	(160,948)	28,792	(132,156)	(45,463)
Interbank market	94,534	5,145,727	(100)	16	(84)	(50,591)
Foreign currency	39,899,641	42,749,941	(2,445,940)	1,875,713	(570,227)	(3,764,955)
Fixed rates	94,221	112,107	-	(238)	(238)	(399)
Securities	5,598,811	5,156,135	(53,940)	(168,744)	(222,684)	(275,639)
Other	181,593	98,333	(8,312)	(9,368)	(17,680)	(16,857)
Commitments to sell - short position	148,833,089	79,497,261	(2,636,426)	(962,635)	(3,599,061)	(1,622,502)
Commodities	268,426	289,960	(16,897)	(3,133)	(20,030)	(61,081)
Indexes	104,268,293	30,277,260	(136,605)	50,739	(85,866)	(181,424)
Interbank market	3,437,552	7,694,060	(9,545)	1,843	(7,702)	(16)
Foreign currency	34,132,406	33,751,306	(2,257,673)	(884,267)	(3,141,940)	(406,264)
Fixed rates	28,452	21,515	(865)	216	(649)	(701)
Securities	6,680,752	7,414,428	(214,369)	(128,167)	(342,536)	(971,576)
Other	17,208	48,732	(472)	134	(338)	(1,440)
Forward contracts	13,188,656	40,218,574	1,176,630	1,044	1,177,674	2,206,640
Purchases receivable	946,070	507,825	951,671	325	951,996	509,864
Foreign currency	-	-	-	-	-	1,278
Floating rate	546,396	353,502	545,956	554	546,510	353,918
Fixed rates	395,052	154,166	401,092	(229)	400,863	154,113
Securities	4,622	157	4,623	-	4,623	555
Purchases payable	-	-	(951,670)	1	(951,669)	(508,126)
Floating rate	-	-	(545,956)	-	(545,956)	(353,489)
Fixed rates	-	-	(401,092)	-	(401,092)	(154,082)
Securities	-	-	(4,622)	1	(4,621)	(555)
Sales receivable	8,138,165	23,208,125	3,733,257	2,150	3,735,407	2,529,809
Commodities	-	7	-	-	-	7
Indexes	85	490	83	(1)	82	479
Interbank market	4,394,743	20,697,118	7,575	18	7,593	71,765
Floating rate	300,362	163,707	300,055	-	300,055	163,640
Fixed rates	2,250,232	152,638	2,256,573	-	2,256,573	157,333
Securities	1,192,743	2,194,165	1,168,971	2,133	1,171,104	2,136,585
Sales deliverable	4,104,421	16,502,624	(2,556,628)	(1,432)	(2,558,060)	(324,907)
Interbank market	4,104,421	16,502,624	-	(1,608)	(1,608)	(3,078)
Foreign currency	-	-	-	-	-	(1,864)
Floating rate	-	-	(300,055)	(190)	(300,245)	(162,810)
Fixed rates	-	-	(2,256,573)	366	(2,256,207)	(157,155)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.23

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	12/31/2016	12/31/2015	12/31/2016	12/31/2016	12/31/2016	12/31/2015
Credit derivatives	12,099,966	12,662,485	(1,446)	34,840	33,394	(260,627)
Asset position	5,307,193	4,605,455	188,020	(8,362)	179,658	614,151
Foreign currency	3,876,374	3,624,943	187,205	(55,663)	131,542	564,112
Fixed rate	114,069	-	(215)	1,542	1,327	185
Securities	1,161,288	788,052	869	41,342	42,211	45,629
Other	155,462	192,460	161	4,417	4,578	4,225
Liability position	6,792,773	8,057,030	(189,466)	43,202	(146,264)	(874,778)
Foreign currency	5,486,694	4,359,709	(189,197)	69,856	(119,341)	(557,056)
Fixed rate	32,591	546,672	(556)	449	(107)	(8,208)
Securities	973,745	2,763,313	217	(21,462)	(21,245)	(274,147)
Other	299,743	387,336	70	(5,641)	(5,571)	(35,367)
Forwards operations	250,775,431	148,476,851	471,447	162,924	634,371	287,972
Asset position	134,049,497	71,227,116	3,281,732	176,423	3,458,155	3,430,153
Commodities	206,097	418,640	17,349	1,214	18,563	47,000
Indexes	148,006	22,115	9,129	-	9,129	1,235
Foreign currency	133,693,023	70,786,361	3,255,137	175,209	3,430,346	3,381,918
Securities	2,371	-	117	-	117	-
Liability position	116,725,934	77,249,735	(2,810,285)	(13,499)	(2,823,784)	(3,142,181)
Commodities	244,376	152,230	(27,045)	2,345	(24,700)	(10,866)
Indexes	26,594	76,503	(195)	-	(195)	(3,015)
Foreign currency	116,437,293	77,019,554	(2,782,722)	(15,844)	(2,798,566)	(3,128,287)
Securities	17,671	1,448	(323)	-	(323)	(13)
Target flow of swap	1,493,459	1,676,417	(325,136)	60,530	(264,606)	(190,148)
Asset position - Foreign currency	923,459	1,106,417	18,453	69,793	88,246	355,214
Liability position - Interbank market	570,000	570,000	(343,589)	(9,263)	(352,852)	(545,362)
Other derivative financial instruments	4,933,728	17,463,862	229,575	(44,852)	184,723	553,156
Asset position	3,079,734	16,121,232	267,158	22,548	289,706	4,159,788
Foreign currency	147,536	10,468,238	(2,645)	8,087	5,442	3,471,767
Fixed rate	1,174,500	1,464,245	47,642	(4,782)	42,860	134,710
Securities	1,450,688	3,726,050	222,100	13,506	235,606	516,875
Other	307,010	462,699	61	5,737	5,798	36,436
Liability position	1,853,994	1,342,630	(37,583)	(67,400)	(104,983)	(3,606,632)
Commodities	1,630	-	(18)	-	(18)	-
Foreign currency	83,924	282,681	107	(31,826)	(31,719)	(3,533,010)
Fixed rate	81,478	-	(564)	(551)	(1,115)	-
Securities	1,523,125	942,852	(36,895)	(30,883)	(67,778)	(70,130)
Other	163,837	117,097	(213)	(4,140)	(4,353)	(3,492)
		Assets	18,301,828	5,854,264	24,156,092	26,856,674
		Liabilities	(23,244,455)	(1,466,871)	(24,711,326)	(31,115,689)
		Total	(4,942,627)	4,387,393	(555,234)	(4,259,015)

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2016	12/31/2015
Futures	182,900,004	221,486,559	50,748,524	210,381,523	665,516,610	589,017,232
Swaps	17,587,914	67,405,434	49,999,703	329,625,822	464,618,873	323,069,304
Options	191,242,180	191,997,056	175,220,305	25,048,543	583,508,084	285,105,246
Forwards (onshore)	9,144,408	4,041,825	2,423	-	13,188,656	40,218,574
Credit derivatives	-	1,232,797	1,098,181	9,768,988	12,099,966	12,662,485
Forwards (offshore)	63,763,853	124,694,894	42,700,300	19,616,384	250,775,431	148,476,851
Target flow of swap	-	180,079	913,301	400,079	1,493,459	1,676,417
Other derivative financial instruments	119,531	759,490	486,490	3,568,217	4,933,728	17,463,862

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.24

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2016										12/31/2015
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures	61,362	65,959	127,321	0.5	85,176	51,596	12,722	(17,946)	(6,391)	2,164	528,421
BM&F Bovespa	61,362	66,982	128,344	0.5	85,176	52,438	12,803	(17,846)	(6,391)	2,164	528,421
Companies	-	(173)	(173)	0.0	-	(173)	-	-	-	-	-
Financial institutions	-	(850)	(850)	0.0	-	(669)	(81)	(100)	-	-	-
Swaps - adjustment receivable	6,598,353	3,940,059	10,538,412	43.7	825,771	722,625	584,622	658,315	1,497,133	6,249,946	9,147,152
BM&FBOVESPA	1,341,353	74,886	1,416,239	5.9	177,909	155,688	218,239	57,574	205,859	600,970	660,272
Companies	2,567,855	2,014,956	4,582,811	19.0	320,338	353,509	227,103	389,749	764,282	2,527,830	5,128,574
Financial institutions	2,497,061	1,758,815	4,255,876	17.6	318,799	197,037	121,521	195,861	447,244	2,975,414	2,825,539
Individuals	192,084	91,402	283,486	1.2	8,725	16,391	17,759	15,131	79,748	145,732	532,767
Option premiums	3,201,822	1,585,369	4,787,191	19.8	353,142	582,424	759,001	1,540,450	1,396,881	155,293	5,582,122
BM&FBOVESPA	1,597,418	81,474	1,678,892	6.9	144,073	209,257	181,829	1,074,936	41,008	27,789	2,597,702
Companies	454,786	46,835	501,621	2.1	22,508	18,546	87,661	134,360	188,076	50,470	1,277,683
Financial institutions	1,142,955	1,460,296	2,603,251	10.8	186,561	354,564	488,416	328,910	1,167,766	77,034	1,696,379
Individuals	6,663	(3,236)	3,427	0.0	-	57	1,095	2,244	31	-	10,358
Forwards (onshore)	4,684,928	2,475	4,687,403	19.4	3,878,986	611,652	194,558	2,207	-	-	3,039,673
BM&FBOVESPA	1,181,252	2,151	1,183,403	4.9	374,986	611,652	194,558	2,207	-	-	2,210,114
Financial institutions	769,959	(229)	769,730	3.2	769,730	-	-	-	-	-	418,003
Companies	2,733,717	553	2,734,270	11.3	2,734,270	-	-	-	-	-	411,556
Credit derivatives - Financial institutions	188,020	(8,362)	179,658	0.7	-	118	1,892	3,860	13,321	160,467	614,151
Forwards (offshore)	3,281,732	176,423	3,458,155	14.3	600,413	1,251,252	444,514	578,459	245,658	337,859	3,430,153
BM&F Bovespa	304,400	(2)	304,398	1.3	81,582	122,765	56,327	43,682	42	-	47,383
Companies	1,108,548	135,264	1,243,812	5.1	184,724	344,380	216,494	230,617	200,425	67,172	1,453,526
Financial institutions	1,866,199	40,861	1,907,060	7.9	333,405	782,421	171,573	303,965	45,191	270,505	1,926,654
Individuals	2,585	300	2,885	0.0	702	1,686	120	195	-	182	2,590
Target flow of swap - Companies	18,453	69,793	88,246	0.4	-	-	35,033	53,213	-	-	355,214
Other derivative financial instruments	267,158	22,548	289,706	1.2	20,959	78,131	65,698	23,807	19,623	81,488	4,159,788
Companies	219,516	27,330	246,846	1.0	20,954	78,126	64,534	22,513	14,649	46,070	642,933
Financial institutions	47,642	(4,782)	42,860	0.2	5	5	1,164	1,294	4,974	35,418	3,516,855
Total	18,301,828	5,854,264	24,156,092	100.0	5,764,447	3,297,798	2,098,040	2,842,365	3,166,225	6,987,217	26,856,674
% per maturity term					23.8	13.7	8.7	11.8	13.1	28.9
Total – 12/31/2015	18,451,756	8,404,918	26,856,674	100.0	6,038,415	4,121,716	2,911,794	2,669,958	3,599,817	7,514,974
% per maturity term					22.5	15.4	10.8	9.9	13.4	28.0

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.25

	12/31/2016										12/31/2015
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Swaps - difference payable	(11,046,499)	(2,173,954)	(13,220,453)	53.5	(459,687)	(228,819)	(741,402)	(731,579)	(2,351,647)	(8,707,319)	(16,330,659)
BM&FBOVESPA	(1,217,671)	(396,609)	(1,614,280)	6.5	(302,974)	(75,461)	(124,444)	(97,271)	(124,703)	(889,427)	(1,106,146)
Companies	(1,675,386)	(854,814)	(2,530,200)	10.2	(66,632)	(32,030)	(89,491)	(247,671)	(572,988)	(1,521,388)	(5,912,144)
Financial institutions	(2,947,309)	(1,158,731)	(4,106,040)	16.7	(79,138)	(103,151)	(127,748)	(310,743)	(553,773)	(2,931,487)	(3,530,237)
Individuals	(5,206,133)	236,200	(4,969,933)	20.1	(10,943)	(18,177)	(399,719)	(75,894)	(1,100,183)	(3,365,017)	(5,782,132)
Option premiums	(5,308,735)	755,474	(4,553,261)	18.4	(837,463)	(659,184)	(514,420)	(712,966)	(1,116,388)	(712,840)	(5,783,044)
BM&FBOVESPA	(1,407,337)	(33,828)	(1,441,165)	5.8	(524,997)	(216,155)	(201,005)	(455,476)	(29,931)	(13,601)	(2,364,519)
Companies	(375,499)	(253,136)	(628,635)	2.5	(47,527)	(28,094)	(102,153)	(169,481)	(199,782)	(81,598)	(661,615)
Financial institutions	(3,511,910)	1,048,910	(2,463,000)	10.0	(264,533)	(414,287)	(207,599)	(81,211)	(882,284)	(613,086)	(2,747,828)
Individuals	(13,989)	(6,472)	(20,461)	0.1	(406)	(648)	(3,663)	(6,798)	(4,391)	(4,555)	(9,082)
Forwards (onshore)	(3,508,298)	(1,431)	(3,509,729)	14.2	(3,509,612)	(64)	(53)	-	-	-	(833,033)
BM&FBOVESPA	(4,622)	(1,607)	(6,229)	0.0	(6,112)	(64)	(53)	-	-	-	(4,942)
Companies	(2,733,717)	(122)	(2,733,839)	11.1	(2,733,839)	-	-	-	-	-	(410,663)
Financial institutions	(769,959)	298	(769,661)	3.1	(769,661)	-	-	-	-	-	(417,428)
Credit derivatives - Financial institutions	(189,466)	43,202	(146,264)	0.6	-	(6)	(31)	(1,490)	(9,646)	(135,091)	(874,778)
Forwards (offshore)	(2,810,285)	(13,499)	(2,823,784)	11.4	(465,192)	(880,698)	(525,998)	(299,994)	(99,253)	(552,649)	(3,142,181)
BM&FBOVESPA	(259,678)	1	(259,677)	1.1	(101,814)	(76,103)	(41,309)	(40,445)	(6)	-	(41,359)
Companies	(625,368)	(22,258)	(647,626)	2.6	(165,372)	(157,985)	(123,770)	(129,111)	(37,465)	(33,923)	(1,948,645)
Financial institutions	(1,924,080)	10,185	(1,913,895)	7.7	(197,899)	(646,236)	(359,126)	(130,126)	(61,782)	(518,726)	(1,150,610)
Individuals	(1,159)	(1,427)	(2,586)	0.0	(107)	(374)	(1,793)	(312)	-	-	(1,567)
Target flow of swap - Companies	(343,589)	(9,263)	(352,852)	1.5	-	-	-	(214,013)	(138,839)	-	(545,362)
Other derivative financial instruments	(37,583)	(67,400)	(104,983)	0.4	(13)	(745)	(2,419)	(874)	(11,212)	(89,720)	(3,606,632)
Companies	(37,583)	(67,400)	(104,983)	0.4	(13)	(745)	(2,419)	(874)	(11,212)	(89,720)	(861,262)
Financial institutions	-	-	-	0.0	-	-	-	-	-	-	(2,745,370)
Total	(23,244,455)	(1,466,871)	(24,711,326)	100.0	(5,271,967)	(1,769,516)	(1,784,323)	(1,960,916)	(3,726,985)	(10,197,619)	(31,115,689)
% per maturity term					21.3	7.2	7.2	7.9	15.1	41.3
Total – 12/31/2015	(24,874,827)	(6,240,862)	(31,115,689)	100.0	(3,847,875)	(3,774,759)	(3,533,856)	(3,349,561)	(4,105,871)	(12,503,767)
% per maturity term					12.4	12.1	11.3	10.8	13.2	40.2

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.26

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2016
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	449,342,554	40,077,493	470,772,478	9,696,614	-	90,002,354	-	-
Overt-the-counter market	216,174,056	424,541,380	112,735,606	3,492,042	12,099,966	160,773,077	1,493,459	4,933,728
Financial institutions	216,073,033	305,458,830	88,104,712	757,757	12,099,966	109,768,921	-	1,174,501
Companies	101,023	59,377,352	24,040,713	2,734,285	-	50,897,917	1,493,459	3,759,227
Individuals	-	59,705,198	590,181	-	-	106,239	-	-
Total	665,516,610	464,618,873	583,508,084	13,188,656	12,099,966	250,775,431	1,493,459	4,933,728
Total – 12/31/2015	589,017,232	323,069,304	285,105,246	40,218,574	12,662,485	148,476,851	1,676,417	17,463,862

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on calculation of Required Referential Equity.

	12/31/2016			12/31/2015
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(8,094,075)	4,005,891	(4,088,184)	(8,798,831)	3,863,654	(4,935,177)
Total	(8,094,075)	4,005,891	(4,088,184)	(8,798,831)	3,863,654	(4,935,177)

The effect on the referential equity (Note 3) was R$ 277,987 (R$ 466,572 at 12/31/2015).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.27

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions, Asset-backed Repurchase and Funding) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / SELIC/ UF* / TPM*), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over, LIBOR, SELIC, UF*, TPM* and foreign exchange rate.

* UF (Chilean Unit of Account) / *TPM (Monetary Policy Rate).

	12/31/2016			12/31/2015
	Hedge Instrument		Hedge assets	Hedge Instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	93,804,279	(2,479,977)	95,302,890	81,086,279	3,604,369	87,494,921
Hedge of syndicated loan	6,844,110	(45,592)	6,844,110	8,200,080	(90,455)	8,200,080
Hedge of assets transactions	24,167,833	311,932	26,495,381	7,405,168	(262,698)	7,875,594
Hedge of Asset-backed Securities under Repurchase Agreements	2,546,108	24,062	2,523,771	-	-	-
Hedge of UF - denominated assets	13,146,704	(20,310)	13,146,704	-	-	-
Hedge of funding	4,272,794	(21,687)	4,272,794	-	-	-
Hedge of loan operations	1,120,580	14,787	1,120,580	-	-	-
Total	145,902,408	(2,216,785)	149,706,230	96,691,527	3,251,216	103,570,595

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 184,943 (R$ 522,564 at 12/31/2015).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2016, part of the flow of these agreements was realized, and, accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR/ SELIC / TPM and UF), ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DI futures contracts on BM&FBOVESPA, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consists of hedging the exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets.

	12/31/2016				12/31/2015
	Hedge instrument		Hedge assets		Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	2,691,782	(91,314)	2,691,782	91,042	4,345,899	(58,886)	4,345,899	60,505
Hedge of available-for-sale securities	472,410	(14,450)	472,410	19,121	-	-	-	-
Hedge of funding	8,659,014	9,075	8,659,014	(19,686)	780,960	142	780,960	(57)
Total	11,823,206	(96,689)	11,823,206	90,477	5,126,859	(58,744)	5,126,859	60,448

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and denominated in Euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2017 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.28

III)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	34,975,681	32,329,613	11,701,155	6,961,916	7,400,399	435,515	-	93,804,279
Hedge of syndicated loan	6,844,110	-	-	-	-	-	-	6,844,110
Hedge of loans	4,627,346	13,718,433	4,889,852	-	932,202	-	-	24,167,833
Hedge of assets denominated in UF	8,939,633	2,597,842	1,558,290	-	50,939	-	-	13,146,704
Hedge of funding (Cash flow)	121,400	1,484,965	72,840	536,102	773,561	1,283,926	-	4,272,794
Hedge of loan operations (Cash flow)	123,421	-	-	24,280	140,824	832,055	-	1,120,580
Hedge of loan operations (Market risk)	189,091	421,513	62,845	28,655	92,827	335,341	1,561,510	2,691,782
Hedge of funding (Market risk)	1,265,828	2,459,701	3,434,397	700,826	71,700	487,587	238,975	8,659,014
Hedge of available-for-sale securities	-	-	-	218,286	-	254,124	-	472,410
Asset-backed securities under repurchase agreements	-	-	1,465,380	917,839	162,889	-	-	2,546,108
Total	57,086,510	53,012,067	23,184,759	9,387,904	9,625,341	3,628,548	1,800,485	157,725,614

	12/31/2015
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	15,772,631	30,132,393	25,262,478	6,004,001	1,297,685	2,617,091	-	81,086,279
Hedge of syndicated loan	-	8,200,080	-	-	-	-	-	8,200,080
Hedge of loans	-	4,627,345	2,777,823	-	-	-	-	7,405,168
Hedge of loan operations (Market risk)	339,218	275,614	474,414	898,104	87,662	447,235	1,823,652	4,345,899
Hedge of funding (Market risk)	780,960	-	-	-	-	-	-	780,960
Total	16,892,809	43,235,432	28,514,715	6,902,105	1,385,347	3,064,326	1,823,652	101,818,386

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.29

h)	Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Opening balance	(5,710,497)	(312,891)
Adjustments with impact on:
Results	3,800,478	954,876
Trading securities	1,577,141	(805,521)
Derivative financial instruments	2,223,337	1,760,397
Stockholders’ equity	3,698,237	(6,352,482)
Available-for-sale	3,232,778	(3,510,966)
Accounting hedge – derivative financial instruments	465,459	(2,841,516)
Futures	465,459	(2,775,642)
Swaps	-	(65,874)
Closing balance	1,788,218	(5,710,497)
Adjustment to market value	1,788,218	(5,710,497)
Trading securities	467,600	(1,109,541)
Available-for-sale securities	(849,990)	(4,082,768)
Derivative financial instruments	2,170,608	(518,188)
Trading securities	4,387,393	2,164,056
Accounting hedge	(2,216,785)	(2,682,244)
Futures	(2,216,785)	(2,682,244)

 (*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Gain (loss) – trading securities	1,133,031	(2,241,956)
Gain (loss) – available-for-sale securities	(218,185)	(1,419,112)
Gain (loss) – derivatives	11,182,452	(5,692,418)
Gain (loss) – foreign exchange variation on investments abroad	(8,246,841)	15,069,129
Total	3,850,457	5,715,643

During the period ended 12/31/2016, ITAÚ UNIBANCO HOLDING recognized impairment expenses in the amount of R$ 782,114 on Available-for-Sale Financial Assets and R$ 739,898 on Held-to-Maturity Financial Assets recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.30

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	12/31/2016 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III

Interest Rate	Fixed Income Interest Rates in reais	(955)	(228,625)	(435,116)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	46	(1,951)	(4,175)
Foreign Exchange Rates	Prices of Foreign Currencies	2,914	(17,787)	(5,666)
Price Index Linked	Interest of Inflation coupon	(169)	(22,931)	(48,586)
TR	TR Linked Interest Rates	0	(6)	(11)
Equities	Prices of Equities	(377)	(30,311)	(120,993)
Other	Exposures that do not fall under the definitions above	(13)	(314)	549
TOTAL		1,446	(301,925)	(613,998)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2016 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III

Interest Rate	Fixed Income Interest Rates in reais	(7,277)	(2,039,301)	(3,960,925)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2,464)	(337,593)	(634,973)
Foreign Exchange Rates	Prices of Foreign Currencies	3,014	(45,548)	(67,145)
Price Index Linked	Interest of Inflation coupon	(4,014)	(381,925)	(713,079)
TR	TR Linked Interest Rates	411	(95,651)	(204,638)
Equities	Prices of Equities	3,427	(125,410)	(311,190)
Other	Exposures that do not fall under the definitions above	(27)	(523)	625
TOTAL		(6,930)	(3,025,951)	(5,891,325)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point to the fixed interest rate, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.31

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2016										12/31/2015
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	220,440,820	93,157,504	39,780,649	18,925,474	10,436,058	6,387,126	6,108,851	4,263,443	11,410,890	410,910,815	397,312,811
Loans and discounted trade receivables	87,113,444	76,587,197	31,953,156	14,692,932	7,319,284	4,751,804	4,414,971	3,605,421	9,676,178	240,114,387	222,399,433
Financing	63,965,220	9,694,964	5,766,093	3,050,130	2,239,527	1,199,252	1,258,197	540,166	1,201,108	88,914,657	107,863,505
Farming and agribusiness financing	8,567,268	987,911	610,964	123,362	156,902	141,234	303	1,882	52,792	10,642,618	9,651,125
Real estate financing	60,794,888	5,887,432	1,450,436	1,059,050	720,345	294,836	435,380	115,974	480,812	71,239,153	57,398,748
Lease operations	2,935,417	3,438,700	1,234,414	485,045	163,370	44,218	162,509	42,830	168,367	8,674,870	4,601,592
Credit card operations	-	55,355,198	2,137,602	1,524,121	759,163	532,243	503,413	469,667	3,178,301	64,459,708	59,466,744
Advance on exchange contracts (1)	3,714,019	614,174	263,025	106,099	72,377	138,154	4,374	-	17,625	4,929,847	4,000,781
Other sundry receivables (2)	394,489	1,446,343	2,440	5,708	15,783	3,419	8,601	1,104	366,608	2,244,495	4,174,082
Total operations with credit granting characteristics	227,484,745	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	491,219,735	469,556,010
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	70,943,938	74,323,366
Total with endorsements and sureties	227,484,745	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	562,163,673	543,879,376
Total – 12/31/2015	244,119,855	129,783,388	38,499,404	16,776,619	14,869,085	4,539,971	3,737,091	3,164,982	14,065,615	469,556,010
(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);
(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.32

II – By maturity and risk level

	12/31/2016										12/31/2015
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	1,907,252	1,816,267	1,533,877	1,075,693	1,255,410	1,416,470	4,710,883	13,715,852	13,633,424
01 to 30	-	-	91,784	78,018	74,664	42,121	39,351	44,866	190,446	561,250	635,100
31 to 60	-	-	68,191	66,558	53,509	38,238	41,702	44,569	180,984	493,751	583,469
61 to 90	-	-	59,092	62,478	51,285	35,162	35,255	44,775	174,359	462,406	550,924
91 to 180	-	-	153,518	170,918	139,957	97,309	104,593	121,961	476,206	1,264,462	1,472,175
181 to 365	-	-	252,232	292,017	263,868	175,174	192,945	219,691	869,662	2,265,589	2,561,550
Over 365	-	-	1,282,435	1,146,278	950,594	687,689	841,564	940,608	2,819,226	8,668,394	7,830,206
Overdue installments	-	-	962,238	1,047,015	1,232,898	860,119	1,077,128	1,212,243	7,259,491	13,651,132	12,838,895
01 to 14	-	-	7,902	36,887	45,600	20,502	16,601	20,412	86,007	233,911	271,136
15 to 30	-	-	759,670	133,181	175,951	61,646	65,815	50,564	167,255	1,414,082	1,406,935
31 to 60	-	-	194,666	750,623	212,999	133,289	128,961	140,862	431,297	1,992,697	1,528,369
61 to 90	-	-	-	108,662	722,554	107,836	149,373	116,337	407,201	1,611,963	1,413,133
91 to 180	-	-	-	17,662	75,794	516,557	681,563	837,931	1,354,557	3,484,064	3,831,433
181 to 365	-	-	-	-	-	20,289	34,815	46,137	4,657,549	4,758,790	4,296,877
Over 365	-	-	-	-	-	-	-	-	155,625	155,625	91,012
Subtotal	-	-	2,869,490	2,863,282	2,766,775	1,935,812	2,332,538	2,628,713	11,970,374	27,366,984	26,472,319
Specific allowance	-	-	(28,695)	(85,897)	(276,678)	(580,744)	(1,166,269)	(1,840,099)	(11,970,374)	(15,948,756)	(14,938,078)
Subtotal - 12/31/2015	-	-	2,658,044	2,920,201	2,748,862	2,330,900	2,556,399	2,287,923	10,969,990	26,472,319

	Non-overdue operations
Falling due installments	226,951,156	152,592,265	40,093,684	17,844,962	8,558,069	5,115,872	4,281,797	2,099,186	3,124,320	460,661,311	440,962,732
01 to 30	19,891,729	34,091,672	6,053,299	3,006,673	1,637,780	488,166	797,097	323,880	492,262	66,782,558	65,031,682
31 to 60	16,630,417	16,691,646	3,397,493	1,525,092	521,019	284,408	281,847	85,793	205,024	39,622,739	36,499,372
61 to 90	8,897,937	9,554,131	2,170,136	708,430	222,690	379,169	87,231	146,850	220,139	22,386,713	22,618,421
91 to 180	22,301,650	17,898,333	5,298,570	1,746,757	672,883	699,880	250,758	269,203	282,999	49,421,033	47,908,737
181 to 365	30,161,533	18,447,392	6,288,330	2,353,804	1,116,003	606,126	437,973	190,557	361,748	59,963,466	58,038,589
Over 365	129,067,890	55,909,091	16,885,856	8,504,206	4,387,694	2,658,123	2,426,891	1,082,903	1,562,148	222,484,802	210,865,931
Overdue up to 14 days	533,589	1,419,654	454,956	338,203	121,907	53,476	173,413	49,145	47,097	3,191,440	2,120,959
Subtotal	227,484,745	154,011,919	40,548,640	18,183,165	8,679,976	5,169,348	4,455,210	2,148,331	3,171,417	463,852,751	443,083,691
Generic allowance	-	(770,060)	(405,486)	(545,495)	(867,998)	(1,550,804)	(2,227,605)	(1,503,832)	(3,171,417)	(11,042,697)	(7,597,679)
Subtotal - 12/31/2015	244,119,855	129,783,388	35,841,360	13,856,418	12,120,223	2,209,071	1,180,692	877,059	3,095,625	443,083,691
Grand total	227,484,745	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	491,219,735	469,556,010
Existing allowance	-	(770,060)	(434,181)	(631,392)	(1,785,594)	(7,104,449)	(6,787,069)	(4,776,566)	(15,141,791)	(37,431,102)	(33,520,941)
Minimum allowance required	-	(770,060)	(434,181)	(631,392)	(1,144,676)	(2,131,548)	(3,393,874)	(3,343,931)	(15,141,791)	(26,991,453)	(22,535,757)
Additional allowance (3)	-	-	-	-	(640,918)	(4,972,901)	(3,393,195)	(1,432,635)	-	(10,439,649)	(10,985,184)
Grand total - 12/31/2015	244,119,855	129,783,388	38,499,404	16,776,619	14,869,085	4,539,971	3,737,091	3,164,982	14,065,615	469,556,010

Existing allowance	-	(648,917)	(384,994)	(503,299)	(6,477,217)	(4,539,517)	(3,736,717)	(3,164,665)	(14,065,615)	(33,520,941)
Minimum allowance required	-	(648,917)	(384,994)	(503,299)	(1,486,909)	(1,361,991)	(1,868,545)	(2,215,487)	(14,065,615)	(22,535,757)
Additional allowance (3)	-	-	-	-	(4,990,308)	(3,177,526)	(1,868,172)	(949,178)	-	(10,985,184)
(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 19,942,065 (R$ 18,908,315 at 12/31/2015);
(3)	Allocated to each level of risk in order to explain the additional volume.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.33

III – By business sector

	12/31/2016%		12/31/2015%
Public Sector	3,050,723	0.6%	3,182,031	0.7%
Private sector	488,169,012	99.4%	466,373,979	99.3%
Companies	257,682,657	52.5%	257,214,628	54.8%
Individuals	230,486,355	46.9%	209,159,351	44.5%
Grand total	491,219,735	100.0%	469,556,010	100.0%

b)	Credit concentration

	12/31/2016		12/31/2015
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,134,421	0.7	4,753,765	0.9
10 largest debtors	31,171,715	5.5	35,526,228	6.5
20 largest debtors	48,129,040	8.6	55,184,686	10.1
50 largest debtors	79,010,496	14.1	92,744,912	17.1
100 largest debtors	106,712,267	19.0	123,664,222	22.7

 (*) The amounts include endorsements and sureties.

	12/31/2016		12/31/2015
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total

Largest debtor	7,783,779	1.2	8,050,610	1.3
10 largest debtors	43,510,712	6.7	51,671,998	8.1
20 largest debtors	69,454,912	10.7	82,207,554	12.8
50 largest debtors	113,259,454	17.4	134,404,519	21.0
100 largest debtors	151,391,990	23.3	175,681,216	27.4

 (*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Opening balance	(33,520,941)	(26,471,445)
Balance arising from the merger with Corpbanca (note 2c)	(2,282,754)	-
Effect of change in consolidation criteria (Note 2b)	(475,019)	-
Net increase for the period	(25,323,771)	(26,585,653)
Required by Resolution No. 2,682/99	(25,869,306)	(21,930,730)
Additional allowance (4)	545,535	(4,654,923)
Transfer of financial assets (Note 8f)	-	1,975,618
Write-Off	23,784,376	18,386,488
Exchange variation	387,007	825,949
Closing balance (1)	(37,431,102)	(33,520,941)
Required by Resolution No. 2,682/99	(26,991,453)	(22,535,757)
Specific allowance (2)	(15,948,756)	(14,938,078)
Generic allowance (3)	(11,042,697)	(7,597,679)
Additional allowance (4)	(10,439,649)	(10,985,184)
(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (353,163) (R$ (178,183) at 12/31/2015).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of filing for bankruptcy.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.

At December 31, 2016, the balance of the allowance in relation to the loan portfolio is equivalent to 7.6% (7.1% at 12/31/2015).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.34

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Expenses for allowance for loan losses	(25,323,771)	(26,585,653)
Income from recovery of credits written off as loss	3,742,668	4,661,110
Result of allowance for loan losses (*)	(21,581,103)	(21,924,543)

(*) The amounts related to the lease portfolio from 01/01 to 12/31/2016 are: Income for allowance for loan losses R$ 71,544 (R$ (138,568) from January 1 to December 31,2015) and Income from recovery of credits written off as losses amounting to R$ 82,070 (R$ 129,772 from January 1 to December 31, 2015).

II - Renegotiated loan operations

	12/31/2016			12/31/2015
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%

Amended Credit Agreements	24,341,718	(9,927,667)	40.8%	22,620,336	(7,706,360)	##
(-) Renegotiated loans overdue up to 30 days (2)	(7,944,027)	1,804,918	22.7%	(7,873,723)	1,414,100	##
Renegotiated loans overdue over 30 days (2)	16,397,691	(8,122,749)	49.5%	14,746,613	(6,292,260)	##

(1) The amounts related to the lease portfolio are R$ 183,228 (R$ 108,361 at 12/31/2015).

(2) Delays determined upon renegotiation.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2016					01/01 to 12/31/2016	12/31/2015	01/01 to 12/31/2015
	0 - 30	31 – 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	-	-	1,348	1,606	2,954	11,786	445,635	100,162
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	-	1,321	1,572	2,893	(4,701)	451,715	(96,515)
Net revenue from restricted operations						7,085		3,647

At December 31, 2016 and 2015 there were no balances in default.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.35

f)	Operations of sale or transfers and acquisitions of financial assets

I-	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 12/31/2016 where the entity substantially retained the related risks and benefits, is R$ 134,359 (R$ 170,958 at 12/31/2015), composed of real estate financing of R$ 124,205 (R$ 159,083 at 12/31/2015) and farming financing of R$ 10,154 (R$ 11,875 at 12/31/2015).

II-	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	12/31/2016				12/31/2015
	Assets		Liabilities (1)		Assets		Liabilities (1)
Nature of operation	Book value	Fair value	Book value	Fair value	Contábil	Valor Justo	Contábil	Valor Justo
Mortgage Loan	2,936,924	2,834,625	2,930,747	2,828,448	2,647,276	2,624,626	2,646,088	2,623,438
Working capital	2,767,733	2,767,733	2,767,520	2,767,520	2,849,333	2,849,333	2,849,273	2,849,273
Vehicles (2)	-	-	4,308	4,308	-	-	-	-
Companies - loan (2)	-	-	8,004	8,004	-	-	-	-
Total	5,704,657	5,602,358	5,710,579	5,608,280	5,496,609	5,473,959	5,495,361	5,472,711

(1)	Under Other sundry liabilities.
(2)	Assignment of operations that had already been written down to losses.

Sales or transfers of financial assets without retention of risks and rewards amount to R$ 5,019,360 (R$ 1,644,097 at 12/31/2015) and a gain of R$ 230,928 (R$ 154,469 from 01/01 to 12/31/2015) was recorded, of which R$ 151,733 having effect on net income for the period and R$ 79,195 being recorded as deferred income, based on the term of the respective

As at December 31, 2016, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio, in the amount of R$ 7,950,620, fully written down to losses, was realized for the amount of R$ 22,442, according to an external appraisal report. The transaction did not

Acquisitions of loan portfolios with the retention of assignor’s risks the amount is R$ 435,102 during the twelve-month period ended December 31, 2016 (R$ 2,241,224 01/01 to 12/31/2015).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.36

Note 9 - Foreign exchange portfolio

	12/31/2016	12/31/2015
Assets - other receivables	52,210,701	69,600,247
Exchange purchase pending settlement – foreign currency	27,579,861	35,657,934
Bills of exchange and term documents – foreign currency	30,689	12,387
Exchange sale rights – local currency	24,943,401	34,184,352
(Advances received) – local currency	(343,250)	(254,426)
Liabilities – other liabilities (Note 2a)	52,831,971	69,144,042
Exchange sales pending settlement – foreign currency	24,428,272	33,397,229
Liabilities from purchase of foreign currency – local currency	28,229,781	35,531,124
Other	173,918	215,689
Memorandum accounts	1,612,307	2,287,745
Outstanding import credits – foreign currency	974,191	1,314,109
Confirmed export credits – foreign currency	638,116	973,636

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.37

Note 10 – Funding, borrowing and onlending

a)	Summary

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	202,885,522	30,217,069	18,044,684	80,410,787	331,558,062	35.8	298,318,891	33.2
Deposits received under securities repurchase agreements	189,337,694	14,473,296	49,391,135	115,367,344	368,569,469	39.8	353,686,639	39.4
Funds from acceptance and issuance of securities	3,090,420	15,728,706	17,464,786	57,432,754	93,716,666	10.1	75,596,040	8.4
Borrowing and onlending	4,011,589	25,954,220	17,514,478	28,133,622	75,613,909	8.2	104,589,275	11.6
Subordinated debt	628,011	8,548,231	1,879,506	46,364,327	57,420,075	6.2	65,784,564	7.3
Total	399,953,236	94,921,522	104,294,589	327,708,834	926,878,181		897,975,409
% per maturity term	43.2	10.2	11.3	35.4
Total - 12/31/2015	368,063,469	91,362,186	71,320,983	367,228,771	897,975,409
% per maturity term	41.0	10.2	7.9	40.9

b)	Deposits

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	62,711,299		-		62,711,299	18.9	65,842,651	22.1
Savings accounts	108,275,266		-		108,275,266	32.7	111,318,801	37.3
Interbank	1,175,518	1,917,951	624,966	38,271	3,756,706	1.1	14,968,586	5.0
Time deposits	30,723,439	28,299,118	17,419,718	80,372,516	156,814,791	47.3	106,188,853	35.6
Total	202,885,522	30,217,069	18,044,684	80,410,787	331,558,062		298,318,891
% per maturity term	61.2	9.1	5.4	24.3
Total – 12/31/2015	195,467,236	28,523,624	14,302,634	60,025,397	298,318,891
% per maturity term	65.5	9.6	4.8	20.1

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.38

c)	Deposits received under securities repurchase agreements

	12/31/2016						12/31/2015
	0 – 30	31 – 180	181 – 365	Over 365 days	Total	%	Total	%
Own portfolio	33,216,170	12,900,224	45,020,698	74,166,780	165,303,872	44.9	165,202,990	46.7
Government securities	25,540,329	-	54	4,052	25,544,435	6.9	10,051,388	2.8
Títulos Privados	4,891,507	14,913	-	-	4,906,420	1.3	-	0.0
Own issue	2,559,792	12,885,311	45,020,644	74,162,728	134,628,475	36.5	154,682,291	43.7
Foreign	224,542	-	-	-	224,542	0.1	469,311	0.1
Third-party portfolio	140,973,618	-	-	-	140,973,618	38.2	129,578,895	36.6
Free portfolio	15,147,906	1,573,072	4,370,437	41,200,564	62,291,979	16.9	58,904,754	16.7
Total	189,337,694	14,473,296	49,391,135	115,367,344	368,569,469		353,686,639
% per maturity term	51.4	3.9	13.4	31.3
Total – 12/31/2015	159,327,160	15,184,947	21,262,636	157,911,896	353,686,639
% per maturity term	45.0	4.3	6.0	44.6

d)	Funds from acceptance and issuance of securities

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,675,947	12,632,458	12,657,323	26,221,530	54,187,258	57.8	46,863,025	62.0
Financial	161,902	819,805	4,995,420	13,589,140	19,566,267	20.9	18,495,893	24.5
Real estate	1,815,253	8,232,146	2,782,321	6,349,022	19,178,742	20.5	14,453,509	19.1
Bill of credit related to agribusiness	698,792	3,580,507	4,879,582	6,283,368	15,442,249	16.5	13,774,986	18.2
Mortgage notes	-	-	-	-	-	-	138,637	0.2
Foreign securities	292,475	1,531,606	4,443,801	28,024,772	34,292,654	36.6	24,788,041	32.8
Brazil risk note programme	19,099	318,339	835,760	4,579,956	5,753,154	6.1	5,884,625	7.8
Structure note issued	117,019	936,204	1,089,083	4,115,321	6,257,627	6.7	8,674,174	11.5
Bonds	138,459	170,421	2,217,218	16,573,798	19,099,896	20.4	7,590,158	10.1
Fixed rate notes	-	-	-	582,863	582,863	0.6	2,144,642	2.8
Eurobonds	20	2,926	228,823	1,489,395	1,721,164	1.8	160,864	0.2
Euronotes	17,862	20,286	34,501	323,281	395,930	0.4	-	-
Other	16	83,430	38,416	360,158	482,020	0.5	333,578	0.4
Structured Operations Certificates (*)	121,998	1,564,642	363,662	3,186,452	5,236,754	5.5	3,944,974	5.2
Total	3,090,420	15,728,706	17,464,786	57,432,754	93,716,666		75,596,040
% per maturity term	3.3	16.8	18.6	61.3
Total – 12/31/2015	4,127,554	16,509,670	8,096,081	46,862,735	75,596,040
% per maturity term	5.5	21.8	10.7	62.0

(*) As of December 31, 2016, the market value of the funding from Structured Operations Certificates issued is R$ 5,816,233 (R$ 4,510,947 at 12/31/2015) according to BACEN Circular Letter No. 3,623.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.39

e)	Borrowing and onlending

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	3,254,356	22,330,039	12,691,253	7,510,440	45,786,088	60.6	65,785,759	62.9
Domestic	1,398,395	20,701	27,104	45,321	1,491,521	2.0	1,094,074	1.0
Foreign (*)	1,855,961	22,309,338	12,664,149	7,465,119	44,294,567	58.6	64,691,685	61.9
Onlending	757,233	3,624,181	4,823,225	20,623,182	29,827,821	39.4	38,803,516	37.1
Domestic – official institutions	757,233	3,624,181	4,823,225	20,623,182	29,827,821	39.4	38,801,950	37.1
BNDES	343,604	1,277,684	2,027,789	9,127,530	12,776,607	16.9	15,329,902	14.7
FINAME	408,521	2,306,162	2,756,424	10,885,712	16,356,819	21.6	22,805,520	21.8
Other	5,108	40,335	39,012	609,940	694,395	0.9	666,528	0.6
Foreign	-	-	-	-	-	0.0	1,566	0.0
Total	4,011,589	25,954,220	17,514,478	28,133,622	75,613,909		104,589,275
% per maturity term	5.3	34.3	23.2	37.2
Total – 12/31/2015	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275
% per maturity term	4.2	28.0	22.9	44.8

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to December 31, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.40

f)	Subordinated debt

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	929,395	-	-	929,395	1.6	7,566,875	11.5
Financial treasury bills	600,658	7,224,185	1,642,109	16,018,791	25,485,743	44.4	26,913,056	40.9
Euronotes	-	354,914	-	25,404,297	25,759,211	44.9	30,860,657	46.9
Bonds	27,353	39,737	237,397	4,997,435	5,301,922	9.2	527,426	0.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(56,196)	(56,196)	(0.1)	(83,450)	(0.1)
Grand total (*)	628,011	8,548,231	1,879,506	46,364,327	57,420,075		65,784,564
% per maturity term	1.1	14.9	3.3	80.7
Total – 12/31/2015	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564
% per maturity term	7.1	2.8	5.6	84.5

(*) According to current legislation, the accounting balance of subordinated debt as of December 2016 was used for the calculation of reference equity as of December, 2012, totaling R$ 51,847,655.

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	366,830	2010	2017	IPCA + 7.21% to 7.33% (*)	929,395
				Total	929,395
Subordinated financial bills - BRL
	206,000	2010	2017	IPCA + 6.95% to 7.2%	336,902
	3,223,500	2011	2017	108% to 112% of CDI	3,565,188
	3,650,000			100% of CDI + 1.29% to 1.52%	3,801,828
	352,400			IPCA + 6.15% to 7.8%	647,235
	138,000			IGPM + 6.55% to 7.6%	275,922
	500,000	2012	2017	100% of CDI + 1.12%	506,450
	42,000	2011	2018	IGPM + 7%	64,730
	30,000			IPCA + 7.53% to 7.7%	48,353
	6,373,127	2012	2018	108% to 113% of CDI	7,249,831
	460,645			IPCA + 4.4% to 6.58%	759,921
	3,782,100			100% of CDI + 1.01% to 1.32%	3,903,768
	112,000			9.95% to 11.95%	174,359
	2,000	2011	2019	109% to 109.7% of CDI	3,590
	1,000	2012	2019	110% of CDI	1,763
	12,000			11.96%	20,854
	100,500			IPCA + 4.7% to 6.3%	163,330
	1,000	2012	2020	111% of CDI	1,772
	20,000			IPCA + 6% to 6.17%	36,985
	6,000	2011	2021	109.25% to 110.5% of CDI	11,063
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,885,314
	20,000			IGPM + 4.63%	26,585
				Total	25,485,743
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,296,960
	1,000,000	2010	2021	5.75%	3,352,334
	750,000	2011	2021	5.75% to 6.2%	2,461,622
	550,000	2012	2021	6.2%	1,792,505
	2,625,000	2012	2022	5.5% to 5.65%	8,663,430
	1,870,000	2012	2023	5.13%	6,136,164
				Total	25,703,015
Subordinated bonds - CLP	13,739,331	2008	2022	7.4% to 7.99%	126,071
	41,528,200	2008	2033	3.5% to 4.5%	207,243
	110,390,929	2008	2033	4.8%	764,548
	98,151,772	2009	2035	4.8%	696,414
	2,000,000	2009	2019	10.7%	2,663
	94,500,000	2009	2019	IPC + 2%	121,439
	140,000,000	2010	2017	IPC + 2%	170,755
	11,311,860	2010	2032	4.4%	66,990
	24,928,312	2010	2035	3.9%	154,047
	125,191,110	2010	2036	4.4%	732,583
	87,087,720	2010	2038	3.9%	533,518
	68,060,124	2010	2040	4.1%	410,688
	33,935,580	2010	2042	4.4%	200,246
	104,000,000	2013	2023	IPC + 2%	113,252
	146,000,000	2013	2028	IPC + 2%	155,362
	510,107,100	2014	2024	LIB + 4%	585,488
	47,831,440	2014	2034	3.8%	260,615
				Total	5,301,922

Total					57,420,075

(*) Subordinated CDBs may be redeemed as from November 2011.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.41

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING PRUDENTIAL, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING PRUDENTIAL is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING PRUDENTIAL complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING PRUDENTIAL records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,160,786 (R$ 2,186,113 at 12/31/2015), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.42

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 77,419 (R$ 791,912 at 12/31/2015).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2016				01/01 to 12/31/2015
	Civil	Labor	Other	Total	Total
Opening balance	5,119,246	5,669,807	132,668	10,921,721	9,823,675
Effect of change in consolidation criteria (Note 2b)	22,390	1,606	-	23,996	-
Balance arising from the merger with Corpbanca (Note 2c)	1,809	5,377	132,946	140,132	-
(-) Contingencies guaranteed by indemnity clauses (Note 4m I)	(236,000)	(983,585)	-	(1,219,585)	(1,086,680)
Subtotal	4,907,445	4,693,205	265,614	9,866,264	8,736,995
Monetary restatement / charges	245,410	588,870	-	834,280	821,899
Changes in the period reflected in results (Notes 12f and 12i)	1,236,445	2,875,596	(7,239)	4,104,802	3,182,066
Increase (*)	1,891,580	3,058,707	(5,580)	4,944,707	4,266,980
Reversal	(655,135)	(183,111)	(1,659)	(839,905)	(1,084,914)
Payment	(1,545,800)	(2,245,549)	-	(3,791,349)	(3,038,824)
Subtotal	4,843,500	5,912,122	258,375	11,013,997	9,702,136
(+) Contingencies guaranteed by indemnity clauses (Note 4m I)	256,089	1,060,459	-	1,316,548	1,219,585
Closing balance	5,099,589	6,972,581	258,375	12,330,545	10,921,721
Closing balance at 12/31/2015	5,119,246	5,669,807	132,668	10,921,721
Escrow deposits at 12/31/2016	1,505,328	2,219,447	-	3,724,775
Escrow deposits at 12/31/2015	1,689,282	2,025,134	-	3,714,416

(*) Civil provisions include the provision for economic plans amounting to R$ 408,129 (R$ 232,966 from January 1 to December 31, 2015) (Note 21k).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.43

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING PRUDENTIAL classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits.

	01/01 to 12/31/2016			01/01 to 12/31/2015
	Legal
Provisions	obligation	Contingencies	Total	Total
Opening balance	3,422,990	3,130,698	6,553,688	5,640,507
Effect of change in Consolidation Criteria (Note 2b)	22	478	500	-
(-) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	(59,156)	(59,156)	(55,255)
Subtotal	3,423,012	3,072,020	6,495,032	5,585,252
Monetary restatement/charges	276,750	407,347	684,097	562,171
Changes in the period reflected in results	93,350	23,811	117,161	658,190
Increase	182,034	144,367	326,401	1,131,031
Reversal	(88,684)	(120,556)	(209,240)	(472,841)
Payment	(25,701)	(60,387)	(86,088)	(311,082)
Subtotal	3,767,411	3,442,791	7,210,202	6,494,531
(+) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	63,343	63,343	59,157
Closing balance (Note 13c)	3,767,411	3,506,134	7,273,545	6,553,688
Closing balance at 12/31/2015 (Note 13c)	3,422,990	3,130,698	6,553,688

	01/01 to 12/31/2016			01/01 to 12/31/2015
	Legal
Escrow deposits	obligation	Contingencies	Total	Total
Opening balance	3,435,295	448,881	3,884,176	3,950,535
Effect of change in Consolidation Criteria (Note 2b)	-	600	600	-
Appropriation of income	323,301	57,125	380,426	237,488
Changes in the period	113,532	21,955	135,487	(304,009)
Deposited	182,657	31,565	214,222	350,922
Withdrawals	(43,013)	(9,610)	(52,623)	(570,043)
Reversals to income	(26,112)	-	(26,112)	(84,888)
Closing balance	3,872,128	528,561	4,400,689	3,884,014
Relocated to assets pledged in guarantee of contingencies (Note 11d)	-	-	-	162
Closing balance after relocated	3,872,128	528,561	4,400,689	3,884,176
Closing balance at 12/31/2015	3,435,295	448,881	3,884,176

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,200,618: the company is discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,184,709;

•	INSS – Accident Prevention Factor (FAP) – R$ 998,020: the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 106,633;

•	PIS and COFINS – Calculation basis – R$ 586,930: the company is defending the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 568,442;

•	IRPJ and CSLL – Profits abroad– R$ 109,060: the company is discussing the calculation bases with respect to profits earned abroad and defending the inapplicability of the SRF Regulatory Instruction No. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 74,206.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.44

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 16,326,307, are described below:

•	INSS – Non-compensatory amounts – R$ 4,634,009: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,121,571: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 664,694 of this amount is guaranteed in purchase agreements;

•	IRPJ and CSLL – Interest on capital – R$ 1,377,146: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,267,434: cases in which the liquidity and the ability of offset credits are discussed;

•	ISS – Banking Institutions – R$ 898,509: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ and CSLL – Disallowance of Tax Losses – R$ 579,657: Discussion on the amount of tax loss carryforwards, which may reduce the calculation basis of such taxes.

•	IRPJ/ CSLL – Deductibility of Losses in Credit Operations – R$ 601,428 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,120,742 (R$ 1,047,282 at 12/31/2015) (Note 12a). This value is derived from basically the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	12/31/2016	12/31/2015
Securities (basically financial treasury bills – Note 7b)	931,525	774,938
Deposits in guarantee	4,148,602	3,964,441

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

In general, the deposits made under lawsuits must be made in court and are retained until a court decision is rendered. The adjusted deposited amount will be withdrawn by the wining party in the lawsuit, whether it is the bank or the counterparty, according to the court decision.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING PRUDENTIAL is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.45

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law No. 5,854, of April 27, 2015 - Rio de Janeiro; Law No. 8,927, of October 22, 2015 and Decree-Law No. 26,624, of October 26, 2015 - Salvador; Law No. 18,181, of November 30, 2015 and Decree Law No. 29,275, of November 30, 2015 - Recife; Supplementary Law No. 95, of October 19, 2015 – Curitiba; Law No. 3,546, of December 18, 2015 – Salto; Law No. 12,457, of October 3, 2016 – Londrina.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs in result was R$ 13,691, and it is recorded in Other Operating Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.46

Note 12 - Breakdown of accounts

a)	Other sundry receivables

	12/31/2016	12/31/2015
Social contribution for offset (Note 13b I)	637,311	644,700
Taxes and contributions for offsetting	6,229,337	4,150,812
Escrow deposits for foreign fund raising program	852,740	362,524
Receivables from reimbursement of contingent liabilities (Note 11c)	1,120,742	1,047,282
Receivables from reimbursement of contingent liabilities	2,232,407	2,053,550
(Allowance for loan losses)	(1,111,665)	(1,006,268)
Sundry domestic debtors	1,606,603	629,762
Premiums from loan operations	849,655	1,663,655
Sundry foreign debtors	1,826,625	2,066,025
Retirement plan assets (Note 18)	1,111,594	2,180,857
Recoverable payments	31,566	136,722
Salary advances	54,904	57,266
Amounts receivable from related companies	110,357	124,596
Operations without credit granting characteristics	1,654,098	1,591,751
Securities and credits receivable	2,054,451	1,917,364
(Allowance for loan losses)	(400,353)	(325,613)
Other	537,027	514,239
Total	16,622,559	15,170,191

b)	Prepaid expenses

	12/31/2016	12/31/2015
Commissions (*)	909,104	1,237,907
Related to vehicle financing	92,627	144,370
Linked to Payroll Advance Loans	641,102	929,526
Other	175,375	164,011
Advertising	456,838	474,376
Other	838,799	729,583
Total	2,204,741	2,441,866
(*)	In the second semester of 2016, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 68,487 (R$ 99,536 at 12/31/2015).

c)	Other sundry liabilities

	12/31/2016	12/31/2015
Provisions for sundry payments	2,186,434	2,071,022
Personnel provision	1,377,133	1,362,594
Sundry creditors - local	2,442,541	1,622,506
Sundry creditors - foreign	2,772,168	2,994,033
Liabilities for official agreements and rendering of payment services	864,238	808,351
Creditors of funds to be released	935,865	1,110,193
Funds from consortia participants	129,134	81,841
Provision for Retirement Plan Benefits (Note 18)	749,366	490,251
Liabilities from transactions related to credit assignments (Note 8f)	5,710,579	5,495,361
Liabilities from sales operations or transfer of financial assets	38,162	37,962
Minority interest of investment funds	4,255,635	3,938,351
Other	289,618	238,435
Total	21,750,873	20,250,900

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.47

d)	Banking service fees

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Asset management	4,437,312	3,364,962
Funds management fees	3,762,266	2,681,231
Consortia management fees	675,046	683,731
Current account services	818,147	797,058
Credit cards - Relationship with stores	10,177,345	9,577,103
Sureties and credits granted	2,508,386	2,297,627
Loan operations	1,046,548	1,008,397
Guarantees provided	1,461,838	1,289,230
Receipt services	1,578,657	1,562,859
Collection fees	1,335,071	1,296,848
Collection services	243,586	266,011
Other	3,020,508	2,758,650
Custody services and management of portfolio	365,345	304,527
Economic and financial advisory	602,930	666,947
Foreign exchange services	93,429	87,274
Other services	1,958,804	1,699,902
Total	22,540,355	20,358,259

e)	Income from bank charges

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Loan operations/registration	830,778	966,024
Credit cards – annual fees and other services	3,203,539	2,997,044
Deposit account	176,539	118,065
Transfer of funds	249,142	199,725
Income from securities brokerage	454,641	373,724
Service package fees	5,706,605	4,924,367
Total	10,621,244	9,578,949

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.48

f)	Personnel expenses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Compensation	(7,816,026)	(6,721,823)
Charges	(2,529,500)	(2,498,605)
Welfare benefits (Note 18)	(2,595,997)	(2,605,658)
Training	(191,595)	(199,950)
Labor claims and termination of employees (Note 11b)	(3,421,657)	(1,901,847)
Stock Option Plan	(303,131)	(213,830)
Total	(16,857,906)	(14,141,713)
Employees’ profit sharing	(3,239,702)	(3,014,375)
Total including employees’ profit sharing	(20,097,608)	(17,156,088)

g)	Other administrative expenses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Data processing and telecommunications	(3,906,275)	(4,002,076)
Depreciation and amortization	(2,160,734)	(1,976,104)
Installations	(3,299,221)	(2,928,611)
Third-party services	(4,365,548)	(3,878,541)
Financial system services	(701,613)	(565,739)
Advertising, promotions and publication	(960,228)	(1,007,036)
Transportation	(390,390)	(407,849)
Materials	(310,844)	(368,931)
Security	(714,845)	(674,192)
Travel expenses	(193,379)	(203,531)
Other	(1,151,808)	(833,611)
Total	(18,154,885)	(16,846,221)

h)	Other operating revenue

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Reversal of operating provisions	43,601	261,728
Recovery of charges and expenses	164,632	74,019
Program for Settlement or Installment Payment of Federal (Note 11e)	13,344	62,822
Other	549,061	465,573
Total	770,638	864,142

i)	Other operating expenses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Provision for contingencies (Note 11b)	(1,530,891)	(2,411,766)
Civil lawsuits	(1,236,445)	(1,646,818)
Tax and social security contributions	(301,685)	(787,282)
Other	7,239	22,334
Selling - credit cards	(2,797,334)	(3,077,162)
Claims	(295,590)	(258,688)
Refund of interbank costs	(307,931)	(283,604)
Amortization of goodwill on investments and acquisition	(2,731,515)	(2,163,985)
Other	(2,163,809)	(1,435,170)
Total	(9,827,070)	(9,630,375)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.49

Note 13 - Taxes

a)	Composition of expenses for taxes and contributions

I - Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	12/31/2016	12/31/2015
Income before income tax and social contribution	32,911,025	7,949,917
Charges (income tax and social contribution) at the rates in effect (Note 4n)	(14,809,961)	(3,312,730)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	(299,727)	4,101,322
Foreign exchange variation on investments abroad	(3,676,946)	6,306,593
Interest on capital	3,588,532	2,563,552
Dividends and interest on external debt bonds	361,947	258,959
Other nondeductible expenses net of non taxable income (*)	11,269,281	(13,565,256)
Income tax and social contribution expenses	(3,566,874)	(3,647,560)
Related to temporary differences
Increase (reversal) for the period	(10,095,697)	13,951,038
Increase (reversal) of prior periods	66,995	(96,735)
Increase in the social contribution tax rate (Note 13b IV)	-	3,920,562
(Expenses)/Income from deferred taxes	(10,028,702)	17,774,865
Total income tax and social contribution expenses	(13,595,576)	14,127,305

(*) Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 to	01/01 to
	12/31/2016	12/31/2015
PIS and COFINS	(6,043,683)	(3,099,504)
ISS	(1,020,551)	(911,654)
Other	(648,538)	(529,990)
Total (Note 4n)	(7,712,772)	(4,541,148)

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.50

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	12/31/2015	12/31/2016	12/31/2015	Realization / Reversal	Increase (1)	12/31/2016
Reflected in income and expense accounts			51,781,775	(16,203,403)	14,254,327	49,832,699
Related to income tax and social contribution loss carryforwards			5,392,225	(145,938)	233,607	5,479,894
Related to disbursed provisions			31,978,449	(10,788,577)	8,152,680	29,342,552
Allowance for loan losses			25,256,240	(4,873,968)	6,306,984	26,689,256
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			5,671,489	(5,671,489)	95,347	95,347
Allowance for real estate			179,857	(17,256)	19,330	181,931
Goodwill on purchase of investments			533,316	(217,290)	-	316,026
Other			337,547	(8,574)	1,731,019	2,059,992
Related to non-disbursed provisions (2)	37,675,250	38,078,281	14,411,101	(5,268,888)	5,868,040	15,010,253
Related to the operation	26,690,066	27,638,632	10,017,027	(5,050,674)	5,868,040	10,834,393
Provision for contingent liabilities	13,853,381	13,431,798	5,045,146	(1,747,354)	2,112,364	5,410,156
Civil lawsuits	5,119,246	4,745,114	2,109,109	(695,058)	515,598	1,929,649
Labor claims	5,669,807	5,233,739	1,710,746	(979,130)	1,368,243	2,099,859
Tax and social security contributions	3,052,425	3,442,791	1,220,970	(72,377)	228,523	1,377,116
Other	11,903	10,154	4,321	(789)	-	3,532
Adjustments of operations carried out on the futures settlement market	3,317,697	1,289,343	1,382,190	(873,386)	29,134	537,938
Legal obligation - tax and social security contributions	2,051,863	2,221,670	510,719	(191,047)	76,498	396,170
Other non-deductible provisions	7,467,125	10,695,821	3,078,972	(2,238,887)	3,650,044	4,490,129
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	10,985,184	10,439,649	4,394,074	(218,214)	-	4,175,860

Reflected in stockholders’ equity accounts			1,683,534	(1,058,628)	943,570	1,568,476
Adjustment to market value of available-for-sale securities	3,741,183	1,447,956	1,683,534	(1,058,628)	387	625,293
Cash flow hedge	-	2,095,963	-	-	943,183	943,183
Total (3)	41,416,433	41,622,200	53,465,309	(17,262,031)	15,197,897	51,401,175
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			644,700	(7,389)	-	637,311

(1) Includes balance arising from the merger with Corpbanca (R$ 1,215,410), Recovery acquisition (R$ 37,457) (Note 2c) and Effect of change in consolidation criteria (R$ 213,107) (Note 2b).

(2) From a financial point of view, rather than recording the provision of R$ 38,078,281 (R$ 37,675,250 at 12/31/2015) and deferred tax assets of R$ 15,010,253 (R$ 14,411,101 at 12/31/2015), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 51,401,175 (R$ 53,465,309 at 12/31/2015) to R$ 36,390,922 (R$ 39,054,208 at 12/31/2015).

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.51

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2015	Realization / Reversal	Increase (1)	12/31/2016
Reflected in income and expense accounts	3,387,394	(1,262,188)	10,320,881	12,446,087
Depreciation in excess – leasing	1,487,279	(551,679)	-	935,600
Restatement of escrow deposits and contingent liabilities	1,044,755	(157,152)	215,908	1,103,511
Provision for pension plan benefits	290,407	(164,095)	-	126,312
Adjustment to market value of securities and derivative financial instruments	190,460	(190,461)	8,178,342	8,178,341
Adjustments of operations carried out on the futures settlement market	59,668	-	1,150,674	1,210,342
Taxation of results abroad – capital gains	156,129	(156,129)	-	-
Other	158,696	(42,672)	775,957	891,981
Reflected in stockholders’ equity accounts	1,848,081	(2,005,262)	489,696	332,515
Adjustment to market value of available-for-sale securities	34,958	(182,327)	445,412	298,043
Cash flow hedge	1,433,827	(1,433,827)	-	-
Provision for pension plan benefits (2)	379,296	(389,108)	44,284	34,472
Total	5,235,475	(3,267,450)	10,810,577	12,778,602

(1) Includes balance arising from the merger with CorpBanca (R$ 992,641) (Note 2c) and Effect of change in consolidation criteria (R$ 593) (Note 2b).

(2) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 18).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.52

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2016, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2017	22,977,069	50%	29,790	1%	23,006,859	45%	6,741	1%	(972,181)	8%	22,041,419	56%
2018	11,238,476	25%	123,084	2%	11,361,560	22%	10,868	2%	(625,563)	5%	10,746,865	28%
2019	5,240,020	11%	1,628,760	29%	6,868,780	13%	438,370	69%	(2,472,794)	19%	4,834,356	12%
2020	1,211,639	3%	1,908,299	35%	3,119,938	6%	181,332	28%	(1,488,219)	12%	1,813,051	5%
2021	608,558	1%	1,411,227	26%	2,019,785	4%	-	0%	(395,395)	3%	1,624,390	4%
after 2021	4,645,519	10%	378,734	7%	5,024,253	10%	-	0%	(6,824,450)	53%	(1,800,197)	-5%
Total	45,921,281	100%	5,479,894	100%	51,401,175	100%	637,311	100%	(12,778,602)	100%	39,259,884	100%
Present value (*)	42,392,608		4,672,822		47,065,430		571,042		(10,389,520)		37,246,952

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects introduced by Law No. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. The effect on results was R$ 3,920,562 at 12/31/2015. As at 12/31/2016 and 12/31/2015, there are no unrecognized tax credits.

c)	Tax and social security contributions

	12/31/2016	12/31/2015
Legal liabilities – tax and social security (Note 11b)	3,767,411	3,422,990
Provision for deferred income tax and social contribution (Note 13b II)	12,778,602	5,235,475
Taxes and contributions on income payable	1,495,771	1,964,154
Taxes and contributions payable	2,333,016	1,898,321
Total	20,374,800	12,520,940

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	12/31/2016	12/31/2015
Taxes paid or provided for	15,036,763	11,646,436
Taxes withheld and collected from third parties	16,174,633	14,755,043
Total	31,211,396	26,401,479

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.53

Note 14 – Permanent Assets

a)	Investments

I)	Composition of investments

	Number of shares held				12/31/2016				12/31/2015
	Common	Preferred	Quotas	% Participation at 12/31/2016	Stockholders’ equity	Net income	Investment (1)	Equity in earnings (1)	Investment (1)	Equity in earnings (1)
Domestic							18,467,327	(493,347)	14,495,997	10,026,774
BSF Holding S.A (2a)	616,973,700	-	-	49.00%	2,066,569	396,345	1,324,624	194,209	1,064,156	219,056
Cia Itaú Capitalização	318,709	-	-	47.50%	638,562	367,380	303,319	174,455	322,512	168,299
Credicard Promotora de Vendas Ltda. (2b) (3)	-	-	-	-	-	-	-	36,829	1,026,985	54,285
Facilita Promotora Ltda. (3)	-	-	-	-	-	-	-	16,696	481,928	32,990
Intrag Part Administração e Participações Ltda. (3)	-	-	-	-	-	-	-	53,882	696,413	190,603
Investimentos Bemge S.A.	675,541	1,376,635	-	86.81%	197,606	15,715	171,546	13,642	158,033	12,363
Itaú Administração Previdenciária Ltda	-	-	538,571,667	100.00%	147,197	28,121	147,019	32,883	108,566	32,517
Itaú BBA Participações S.A.	548,954	1,097,907	-	100.00%	1,798,401	262,282	1,579,341	244,000	1,358,773	154,354
Itaú Participação Ltda.	-	-	90,000,000	99.99%	263,786	7,896	263,786	7,896	255,890	12,858
Itaú Vida e Previdência S. A.	304,663,062	-	-	34.33%	4,094,927	782,513	1,405,921	232,247	831,546	376,281
Itauseg Participações S.A.	5,071,251,017	-	-	100.00%	6,946,949	1,730,074	6,941,690	1,662,282	5,764,077	2,077,143
Itauseg Saúde S.A. (4)	1,593,873,200	-	-	53.72%	794,410	222,907	426,756	24,511	-	-
ITB Holding Brasil Participações Ltda.(5)	-	-	3,976,472,348	100.00%	23,676,410	(3,657,598)	1,052,128	(3,557,679)	-	6,097,263
Marcep Corretagem de Seguros S.A.	151,575,196	11,397,744	-	48.13%	684,775	289,670	329,559	139,408	224,873	232,462
Provar Negócios de Varejo Ltda (4)	-	-	304,624,820	99.99%	2,167,490	106,277	2,167,435	25,148	47,713	(122)
Recovery do Brasil Consultoria S.A.(2c) (6)	23,394,027	-	-	96.00%	86,057	5,602	738,266	5,203	-	-
Trishop Promoção e Serviços Ltda. (3)	-	-	-	-	-	-	-	12,415	367,108	25,065
Unibanco Negócios Imobiliários Ltda. (7)	-	-	-	-	-	-	-	31,474	463,017	47,226
Other (8)							1,615,937	157,152	1,324,407	294,131

Foreign							2,483,261	(292,189)	6,407,992	1,550,262
BICSA Holdings Ltd. (9a)	-	-	330,860,746	100.00%	1,700,891	19,951	1,666,366	(316,525)	1,977,097	468,181
CorpBanca Corredora de Seguro S.A.(10)	307,957,965	-	-	99.99%	72,251	31,217	72,243	31,214	-	-
IPI - Itaúsa Portugal Investimentos, SGPS Lda.(9b)(11)	-	-	-	-	-	-	-	(1,060)	100,143	(8,455)
Itaú Asesorías Financeiras S.A. (10)	30,000	-	-	100.00%	15,579	17,136	15,578	17,134	-	-
Itaú Chile Administradora General de Fondos S.A.	9,999	-	-	99.99%	56,467	27,182	56,461	27,179	194,091	33,215
Itaú Chile Corredora de Seguros Ltda.	-	-	99	99.90%	65,393	53,730	65,327	53,676	281,370	41,101
Itaú Chile Holding, INC.(9c)(12)	-	-	-	-	-	-	-	3,471	181,190	241,163
Itaú Europa Luxemburgo S.A.	9,767	-	-	100.00%	829,286	52,750	191,237	(4,244)	214,184	(3,956)
Jasper International Investiment LLC	42,487,620	-	-	100.00%	163,218	4,180	163,218	4,180	3,130,417	21,063
Other							252,831	(107,214)	329,500	757,950
Total							20,950,588	(785,536)	20,903,989	11,577,036
(1)	Investment amounts and net result of consolidated entities’ equity in earnings, in compliance with the provisions of BACEN Circular No. 3,701, of March 13, 2014.
(2)	Includes goodwill in the amount of a) R$ 219,756 at 12/31/2016 (R$ 299,027 at 12/31/2015); b) R$ 34,964 at 12/31/2015 and c) 655,651.
(3)	Companies merged on May 31, 2016.
(4)	Companies reflect the effects from corporate events arising from their mergers.
(5)	As a result of the inclusion of ITB Holding Ltd. in the Consolidated, the interest of ITB Holding Brasil Participações Ltda. at 12/31/2015 was indirectly eliminated as a whole.
(6)	Inflow of investments on March 31, 2016
(7)	Company entrance on November 30, 2016.
(8)	Includes share of income not arising from net income.
(9)	At 31/12/2016 includes foreign exchange variation of a) (R$ 339,080); b) R$ (1,813) and c) R$ 776,956 at 12/31/2015.
(10)	Inflow of investments on April 1, 2016 in Corpbanca acquisition process.
(11)	Investment spun off on November 30, 2016 into ITB Holding Brasil Participações Ltda.;
(12)	Company liquidated on February 29, 2016.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.54

II)	Other investments

	12/31/2016	12/31/2015
Other investments	660,851	586,461
Shares and quotas	53,281	50,691
Investments through tax incentives	142,759	142,718
Equity securities	12,369	11,809
Other	452,442	381,243
(Allowance for loan losses)	(149,521)	(149,494)
Total	511,330	436,967
Equity - Other investments	22,613	13,188

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.55

b)	Fixed assets, goodwill and intangible assets

I)	Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2015	790,532	557,884	2,383,029	1,664,981	1,735,877	948,999	5,890,595	853,825	14,825,722
Acquisitions	340,581	56,994	68,939	131,830	46,511	305,489	250,661	222,183	1,423,188
Disposals	-	(3,547)	(11,516)	(54,257)	(14,757)	(8,127)	(421,501)	(6,145)	(519,850)
Exchange variation	(2,007)	(14,381)	(7,592)	(24,049)	(986)	(68,009)	150,277	2,935	36,188
Transfers	(738,427)	-	27,042	125,336	-	1,426	515,340	3,528	(65,755)
Other	(6,777)	150	203	1,278	71,212	400	(130,431)	(6,306)	(70,271)
Balance at 12/31/2016	383,902	597,100	2,460,105	1,845,119	1,837,857	1,180,178	6,254,941	1,070,020	15,629,222

Depreciation
Balance at 12/31/2015	-	-	(1,265,890)	(925,735)	(803,401)	(561,982)	(4,234,638)	(553,609)	(8,345,255)
Depreciation expenses	-	-	(62,578)	(243,317)	(136,644)	(99,438)	(773,676)	(94,807)	(1,410,460)
Disposals	-	-	10,228	52,702	6,237	4,524	351,672	3,605	428,968
Exchange variation	-	-	(8,328)	9,564	7,288	1,079	(100,216)	(8,527)	(99,140)
Other	-	-	(203)	(1,278)	(18,541)	(196)	85,321	2,860	67,963
Balance at 12/31/2016	-	-	(1,326,771)	(1,108,064)	(945,061)	(656,013)	(4,671,537)	(650,478)	(9,357,924)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2016	383,902	597,100	1,133,334	737,055	892,796	524,165	1,583,404	419,542	6,271,298
Balance at 12/31/2015	790,532	557,884	1,117,139	739,246	932,476	387,017	1,655,957	300,216	6,480,467

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 48,376, achievable by 2017.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 11d).

(3) Includes the amount of R$ 3,808 (R$ 4,329 at 12/31/2015) related to attached real estate.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.56

II)	Goodwill

			Changes
	Amortization	Balance at		Amortization	Balance at
	period	12/31/2015	Acquisitions	expenses	12/31/2016
Goodwill (Notes 2b and 4j)	10 years	500	1,087,745	(46,060)	1,042,185

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.57

III)	Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2015	1,004,449	1,286,484	2,284,049	3,300,795	12,837,458	862,547	21,575,782
Acquisitions	342,112	719,017	1,304,635	215,575	6,592,646	277,378	9,451,363
Disposals	(308,242)	(59,108)	(2,950)	(831)	-	(14)	(371,145)
Exchange variation	-	(12,465)	120,897	-	(606,188)	(106,605)	(604,361)
Other (5)	7,004	(187,523)	70,318	-	(11,202)	(29,220)	(150,623)
Balance at 12/31/2016	1,045,323	1,746,405	3,776,949	3,515,539	18,812,714	1,004,086	29,901,016

Amortization
Balance at 12/31/2015	(599,634)	(296,454)	(1,175,333)	(247,054)	(5,862,452)	(484,842)	(8,665,769)
Amortization expenses (3)	(261,000)	(260,186)	(430,337)	(280,310)	(2,534,487)	(39,627)	(3,805,947)
Disposals	305,864	57,316	537	-	-	14	363,731
Exchange variation	-	83,785	(109,020)	-	4,549	81,842	61,156
Other (5)	-	41,047	22,580	-	840	(1,929)	62,538
Balance at 12/31/2016	(554,770)	(374,492)	(1,691,573)	(527,364)	(8,391,550)	(444,542)	(11,984,291)

Impairment (4)
Balance at 12/31/2015	(18,251)	(1,792)	-	(12,701)	-	-	(32,744)
Additions/ assumptions	(277)	-	(56,507)	(316,894)	-	-	(373,678)
Disposals	-	1,792	3,328	-	-	-	5,120
Balance at 12/31/2016	(18,528)	-	(53,179)	(329,595)	-	-	(401,302)

Book value
Balance at 12/31/2016	472,025	1,371,913	2,032,197	2,658,580	10,421,164	559,544	17,515,423
Balance at 12/31/2015	386,564	988,238	1,108,716	3,041,040	6,975,006	377,705	12,877,269

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 261,848, achievable by 2017.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 12i).

(5) Includes R$ 81,306 related to adjustment of the consolidation criteria.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.58

Note 15 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21,2016 and the process was approved by the Central Bank on September 23,2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148,000 (R$ 85,148,000 at 12/31/2015), of which R$ 65,534,408 (R$ 58,283,710 at 12/31/2015) refers to stockholders domiciled in the country and R$ 31,613,592 (R$ 26,864,290 at 12/31/2015) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	304,704,019	293,687,575	598,391,594
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Treasury shares at 12/31/2015	2,795	162,562,650	162,565,445	(4,353,380)
Purchase of treasury shares	-	30,640,000	30,640,000	(947,409)
Exercised – granting of stock options	-	(19,931,626)	(19,931,626)	315,618
Disposals – stock option plan	-	(8,293,957)	(8,293,957)	432,818
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670,000
Bonus Shares - ESM of 09/14/2016	279	4,627,395	4,627,674	-
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882,353)
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554
(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, outstanding shares for the period ending December 31, 2015 were adjusted to reflect the bonuses of September 23, 2016.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 12/31/2016:

Cost / Market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	30.13
Maximum	-	36.05
Treasury shares
Average cost	6.59	27.04
Market value	30.00	33.85

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.59

I - Calculation

Net income - Itaú Unibanco Holding Individual (BR GAAP)	18,853,195
Adjustments:
(-) Legal reserve	(942,660)
Dividend calculation basis	17,910,535
Mandatory dividend	4,477,634
Dividend – paid/provided for	10,000,363	55.8%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	3,354,917	(355,154)	2,999,763
Dividends - 11 monthly installments of R$ 0.015 per share paid in February to December 2016	987,227	-	987,227
Interest on capital - R$ 0.3990 per share, paid on 08/25/2016	2,367,690	(355,154)	2,012,536
Declared (recorded in other liabilities – Social and Statutory)	3,168,759	(460,615)	2,708,144
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2017	97,990	-	97,990
Interest on capital - R$ 0.4714 per share, credited on December 30, 2016 to be paid until April 28, 2017.	3,070,769	(460,615)	2,610,154

Declared after December 31, 2016 (Recorded in Revenue Reserves – Unrealized profits)	5,049,947	(757,491)	4,292,456
Interest on capital - R$ 0.7754 per share	5,049,947	(757,491)	4,292,456

Total from 01/01 to 12/31/2016 - R$ 1.5789 net per share	11,573,623	(1,573,260)	10,000,363
Total from 01/01 to 12/31/2015 - R$ 1.2376 net per share	8,206,466	(901,937)	7,304,529

c)	Capital and revenue reserves

	12/31/2016	12/31/2015
Capital reserves	1,589,343	1,537,219
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,304,726	1,252,602
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	24,487,354	29,189,479
Legal	7,827,410	6,868,069
Statutory:	11,609,997	19,618,906
Dividends equalization (1)	5,123,271	7,982,068
Working capital increase (2)	3,096,248	5,155,715
Increase in capital of investees (3)	3,390,478	6,481,123
Unrealized profits (4)	5,049,947	2,702,504
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after December 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
ITAÚ UNIBANCO HOLDING	18,853,195	21,083,796	118,566,485	110,680,842
Amortization of goodwill	333,628	608,210	(199,938)	(535,410)
ITAÚ UNIBANCO HOLDING PRUDENTIAL	19,186,823	21,692,006	118,366,547	110,145,432

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.60

e)	Asset valuation adjustments

	12/31/2016	12/31/2015
Available-for-sale securities	(897,888)	(2,934,270)
Hedge cash flow	(1,253,776)	1,782,581
Remeasurements in liabilities of post-employment benefits	(824,133)	(224,197)
Asset valuation adjustments	(2,975,797)	(1,375,886)

f)	Non-controlling interests

	Stockholders’ equity		Net Income
			01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Itaú CorpBanca (Nota 2c)	9,599,970	-	270,930	-
Banco CorpBanca Colômbia S.A. (Nota 2c)	1,127,734	-	48,038	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	524,235	-	(119,128)	-
Banco Itaú Consignado S.A. (Note 2c)	-	915,958	(47,296)	(150,425)
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	283,711	-	(48,327)	-
Banco Investcred Unibanco S.A. (1)	20,119	-	(1,368)	-
Other	12,621	29	2,416	(1)
Total	11,568,390	915,987	105,265	(150,426)

(1) As from June 30, 2016 they are fully consolidated to ensure the total coverage of the entity’s risks, as determined by the Central Bank of Brazil.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.61

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

At the ESM of September 14, 2016 a capital increase with 10% share bonus was approved and ratified by BACEN on September 23, 2016. The new shares will be included in the share position on October 21, 2016. Therefore, for better comparability, the number of shares shown in this note consider the bonus shares.

From 01/01 to 12/31/2016, the accounting effect of the share-based payment in income was R$ (590,925) (R$ (734,191) from 01/01 to 12/31/2015).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.62

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(127,798)	35.91
Exercised	(12,381,844)	26.92	35.15
Closing balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Range of exercise prices
Granting 2009-2010		25.66 - 41.69
Granting 2011-2012		30.45 - 40.72
Weighted average of the remaining contractual life (in years)	2.63

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2014	60,678,323	29.48
Options exercisable at the end of the period	31,759,519	29.23
Options outstanding but not exercisable	28,918,804	29.75
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,968,681)	36.44
Exercised	(166,494)	22.11	31.24
Closing balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Range of exercise prices
Granting 2008-2009		23.95 - 36.62
Granting 2010-2012		21.71 - 38.90
Weighted average of the remaining contractual life (in years)	2.60

 (*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.63

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 19.45 per share at 12/31/2016 (R$ 26.56 per share at 12/31/2015).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2015	33,666,355
New granted	12,392,845
Cancelled	(370,039)
Exercised	(10,226,782)
Balance at 12/31/2016	35,462,379
Weighted average of remaining contractual life (years)	2.73

Quantity
Balance at 12/31/2014	29,407,871
New granted	11,442,795
Cancelled	(889,690)
Exercised	(6,294,621)
Balance at 12/31/2015	33,666,355
Weighted average of remaining contractual life (years)	2.02

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.64

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 21.96 per share at 12/31/2016 (R$ 28.40 per share at 12/31/2015).

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,136,079)
Cancelled	(72,550)
Balance at 12/31/2016	24,539,406

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	17,492,005
New	13,792,517
Delivered	(8,306,134)
Cancelled	(652,815)
Balance at 12/31/2015	22,325,573

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.65

Note 16 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21e to 21j; and

•	Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. e Proc, de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.66

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING PRUDENTIAL
	Assets / (liabilities)		Revenue / (expense)
			01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Money market	-	-	-	98
Jasper International Investment LLC	-	-	-	98
Securities and derivative financial instruments - assets	-	-	49	610,591
Jasper International Investment LLC	-	-	-	43,469
BICSA Holdings Ltd	-	-	-	567,122
Banco Itaú Chile	-	-	49	-
Credit operations	-	-	201	-
Itaú Chile Administradora General de Fondos	-	-	201	-
Foreign exchange portfolio - assets	568,878	690,905	1,399	12,811
Itaú Europa Luxembourg S.A.	-	690,905	1,224	12,811
Itaú BBA International PLC	568,878	-	-	-
Banco Itaú Chile	-	-	175	-
Deposits received under securities repurchase agreements	(2,608,335)	(2,397,949)	(200,760)	(265,685)
Itauseg Participações S.A.	(210,486)	(226,412)	(15,813)	(6,164)
ITB Holding Brasil Participações Ltda.	(21,794)	(24,704)	(27,593)	(24,704)
Itaú Unibanco Serviços e Processamento de Informações Comerciais	-	(106,681)	-	(13,063)
Duratex S.A.	(17,576)	(41,275)	(3,653)	(8,956)
Itaú Chile Corredora de Seguros Limitada	-	(264,967)	(8,905)	(6,934)
Itaú Rent Administração e Participações Ltda.	(213,591)	(159,627)	(15,493)	(17,913)
Marcep Corretagem de Seguros S.A.	(219,228)	(43,349)	(16,205)	(25,345)
Intrag-Part Administração e Participações Ltda.	-	(368,450)	-	(29,435)
Itaú-BBA Participações S.A.	(420,543)	(211,101)	(17,907)	(41,488)
Credicard Promotora de Vendas Ltda.	-	(157,541)	-	(19,916)
Provar Negócios de Varejo Ltda.	(1,014,525)	-	(32,975)	-
IGA Participações	(160,061)	-	(20,944)	-
Other (*)	(330,531)	(793,842)	(41,272)	(71,767)
Time deposits	(540,818)	(943,249)	(23,686)	(39,953)
Itauseg Participações S.A.	-	-	-	(25,992)
Itaú Chile Compañia de Seguros de Vida S.A.	(70,492)	(129,069)	(4,339)	(4,014)
IPI - Itaúsa Portugal Investimentos, SGPS Lda.	-	(201,948)	(1,639)	(678)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.	(220,181)	(180,429)	(1,349)	(691)
Itaú Europa Luxembourg S.A.	(179,894)	(210,953)	(2,235)	(750)
Other	(70,251)	(220,850)	(14,124)	(7,828)
Derivative financial instruments - liabilities	-	-	(134)	(838,918)
BICSA Holdings Ltd	-	-	-	(809,525)
Jasper International Investment LLC	-	-	-	(29,393)
Banco Itaú Chile	-	-	(134)	-
Foreign exchange portfolio - liabilities	(570,466)	(678,242)	(2,655)	(4,373)
Itaú Europa Luxembourg S.A.	(570,466)	(678,242)	(2,630)	(4,373)
Other	-	-	(25)	-
Amounts receivable from (payable to) related companies / Banking service	(144,481)	(149,698)	671,067	438,420
Itaú Seguros S.A.	(8,307)	(11,090)	567,304	596,336
Itaú USA. Inc.	-	16,143	-	-
Fundação Itaú Unibanco - Previdência Complementar	(127,301)	(113,911)	44,315	38,723
Itaú Unibanco Serviços e Processamento de Informações Comerciais	-	(25,709)	-	-
Itaú Vida e Previdência S.A.	12,003	10,411	51,316	49,215
Other	(20,876)	(25,542)	8,132	(245,854)
Negotiation and intermediation of securities - liabilities	(251)	(903)	-	-
Jasper International Investment LLC	(251)	(903)	-	-
Rent revenues (expenses)	-	-	(289,985)	(262,918)
Itaú Rent Administração e Participações Ltda.	-	-	(159,744)	(147,475)
Fundação Itaú Unibanco - Previdência Complementar	-	-	(44,078)	(41,855)
Itaú Seguros S.A.	-	-	(33,841)	(31,494)
Other	-	-	(52,322)	(42,094)
Donation expenses	-	-	(30,570)	(84,435)
Instituto Itaú Cultural	-	-	(29,650)	(83,000)
Associação Itaú Viver Mais	-	-	(920)	(1,435)
Data processing expenses	-	-	-	(76,407)
Itaú Unibanco Serviços e Processamento de Informações Comerciais	-	-	-	(76,407)

(*) Corresponds to related parties with 20 directly-controlled subsidiaries, not included in Prudential Consolidated.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.67

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING PRUDENTIAL management members are as follows:

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Compensation	356,964	449,082
Board of Directors	31,565	26,572
Management members	325,399	422,510
Profit sharing	233,892	234,790
Board of Directors	1,904	962
Management members	231,988	233,828
Contributions to pension plans	12,030	9,513
Board of Directors	235	99
Management members	11,795	9,414
Stock option plan – Management members	259,486	199,520
Total	862,372	892,905

 Information related to the granting of the stock option plan, benefits to employees and post-employment benefits is  detailed in Notes 15g II and 18, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.68

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Interbank deposits	22,690,342	31,948,124	22,729,229	31,948,419	38,887	295	38,887	295
Securities and derivative financial instruments	219,773,560	207,230,929	219,592,300	203,774,851	(1,530,856)	(8,236,111)	(181,260)	(3,456,078)
Adjustment of available-for-sale securities					(849,990)	(4,082,768)	-	-
Adjustment of held-to-maturity securities					(680,866)	(4,153,343)	(181,260)	(3,456,078)
Loan, lease and other credit operations	453,788,633	436,035,069	463,099,619	435,417,705	9,310,986	(617,364)	9,310,986	(617,364)
Investments - BM&FBOVESPA	14,610	14,610	180,868	119,373	166,258	104,763	166,258	104,763
Funding and borrowing (2)	300,074,251	262,539,238	301,457,146	263,643,857	(1,382,895)	(1,104,619)	(1,382,895)	(1,104,619)
Subordinated debt (Note 10f)	57,420,075	65,784,564	58,061,440	63,684,418	(641,365)	2,100,146	(641,365)	2,100,146
Treasury shares	1,882,353	4,353,380	2,356,203	4,280,343	-	-	473,850	(73,037)

(1) This does not consider the corresponding tax effects.

(2) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.69

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.70

Note 18 – Post-Employments Benefits

We present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Cost of current service	(61,601)	(68,063)	-	-	-	-	(61,601)	(68,063)
Net interest	(13,911)	(6,271)	239,137	218,803	(19,502)	(16,990)	205,724	195,542
Effects on asset ceiling	-	-	121,190	(380,209)	-	-	121,190	(380,209)
Benefits paid	-	-		-	13,018	12,906	13,018	12,906
Total Amounts Recognized	(75,512)	(74,334)	360,327	(161,406)	(6,484)	(4,084)	278,331	(239,824)

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 338,291 (R$ 207,171 from 01/01 to 12/31/2015), of which R$ 115,076 (R$ 143,943 from 01/01 to 12/31/2015) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
At the beginning of the period	(44,638)	(75,206)	(315,662)	(221,058)	(12,570)	(8,434)	(372,870)	(304,698)
Effects on asset ceiling (*)	(633,085)	(102,758)	(1,244,021)	(37,917)	-	-	(1,877,106)	(140,675)
Remeasurements	608,572	133,326	235,907	(56,687)	(35,830)	(15,180)	808,649	61,459
Total Amounts Recognized	(69,151)	(44,638)	(1,323,776)	(315,662)	(48,400)	(23,614)	(1,441,327)	(383,914)

(*) The revision of the estimate for recognition of the social security fund resulted in the reversal of future contributions by R$ 1,053,354.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.71

a)	Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 18c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.72

c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2016	12/31/2015
Discount rate (1)	10.24% a.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% a 7.12 % p.a.	5.04% a 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2016 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.73

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.74

At December 31, 2016 and 2015, the allocation of plan assets and the allocation target for 2017, by type of asset, are as follows:

	Fair value		% Allocation
Types	12/31/2016	12/31/2015	12/31/2016	12/31/2015	2017 Target
Fixed income securities	15,134,389	12,368,880	91.61%	90.73%	53% to 100%
Variable income securities	684,786	536,846	4.15%	3.94%	0% to 20%
Structured investments	9,013	27,311	0.05%	0.20%	0% to 10%
Real estate	622,598	633,001	3.77%	4.64%	0% to 7%
Loans to participants	69,259	67,363	0.42%	0.49%	0% to 5%
Total	16,520,045	13,633,401	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 575,255 (R$ 451,578 at 12/31/2015) and real estate rented to Group companies, with a fair value of R$ 596,781 (R$ 605,738 at 12/31/2015).

Fair value - The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2016, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2016	12/31/2015
1 - Net assets of the plans	16,520,045	13,633,401
2 - Actuarial liabilities	(13,722,558)	(11,587,180)
3- Surplus (1-2)	2,797,487	2,046,221
4- Asset restriction (*)	(3,008,536)	(2,133,856)
5 - Net amount recognized in the balance sheet (3-4)	(211,049)	(87,635)
Amount recognized in Assets (Note 12a)	317,192	223,805
Amount recognized in Liabilities (Note 12c)	(528,241)	(311,440)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with BACEN Resolution nº 4.424/15.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.75

V- Change in the net amount recognized in the balance sheet:

	12/31/2016
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(61,601)	(61,601)	-	(61,601)
Net interest (1)	1,483,119	(1,255,435)	227,684	(241,595)	(13,911)
Benefits paid	(1,060,058)	1,060,058	-	-	-
Contributions of sponsor	148,771	-	148,771	-	148,771
Contributions of participants	14,598	-	14,598	-	14,598
Effects on asset ceiling	-	-	-	(633,085)	(633,085)
Balance arising from the merger with CorpBanca (note 2c)	-	(206,561)	(206,561)	-	(206,561)
Exchange variation	(8,540)	42,940	34,400	-	34,400
Remeasurements (2) (3)	2,308,754	(1,714,779)	593,975	-	593,975
Value at end of the period	16,520,045	(13,722,558)	2,797,487	(3,008,536)	(211,049)

	12/31/2015
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(68,063)	(68,063)	-	(68,063)
Net interest (1)	1,334,430	(1,151,988)	182,442	(188,713)	(6,271)
Benefits paid	(907,650)	907,650	-	-	-
Contributions of sponsor	60,368	-	60,368	-	60,368
Contributions of participants	14,758	-	14,758	-	14,758
Effects on asset ceiling	-	-	-	(102,758)	(102,758)
Remeasurements (2) (3)	(306,262)	419,899	113,637	4,931	118,568
Value at end of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)

(1) Corresponds to the amount calculated on 01/01/2016 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.28% p.a.(On 01/01/2015 the rate used was 10.24% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 3,791,873 (R$ 1,028,168 at 12/31/2015)

During the period, contributions made totaled R$ 148,771 (R$ 60,368 from 01/01 to December 31, 2015) . The contribution rate increases based on the beneficiary’s salary.

In 2017, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 71,376.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated payment
2017	1,070,944
2018	1,111,645
2019	1,160,234
2020	1,212,160
2021	1,265,789
2022 to 2026	7,097,737

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect in actuarial liabilities of the plans (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	703,507	5.13%	(271,217)
- Increase by 0.5%	(644,114)	(4.70%)	234,589

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.76

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	12/31/2016			12/31/2015
	Pension Plan		Recognized	Pension Plan		Recognized
	Fund	Asset Ceiling	Amount	Fund	Asset Ceiling	Amount
Amount - beginning of the period	2,226,880	(269,828)	1,957,052	2,436,678	(223,616)	2,213,062
Net interest	269,574	(30,437)	239,137	239,251	(20,448)	218,803
Contribution	121,190	-	121,190	(380,209)	-	(380,209)
Receivables allocation of funds (*)	(514,863)	-	(514,863)	-	-	-
Effects on asset ceiling	(1,053,354)	(190,667)	(1,244,021)	-	(37,917)	(37,917)
Remeasurements	235,907	-	235,907	(68,840)	12,153	(56,687)
Amount - end of the period (Note 12a)	1,285,334	(490,932)	794,402	2,226,880	(269,828)	1,957,052

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

	12/31/2016	12/31/2015
At the beginning of the period	(178,811)	(170,593)
Cost of interest	(19,502)	(16,990)
Benefits paid	13,018	12,906
Remeasurements	(35,830)	(4,134)
At the end of the period (Note 12c)	(221,125)	(178,811)

Estimated
Period	payment
2017	13,487
2018	14,443
2019	15,398
2020	16,333
2021	17,347
2022 to 2026	102,520

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,708	(2,268)
Present value of obligation	Asset valuation adjustment	26,448	(22,150)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.77

Note 19 – Information on foreign subsidiaries

	Foreign consolidated (*)
	12/31/2016	12/31/2015
Assets
Current assets and long-term receivables
Cash and cash equivalents	11,346,771	11,103,838
Interbank investments	17,617,666	25,132,813
Securities	109,675,385	108,360,913
Loan, lease and other credit operations	210,931,365	186,753,299
Foreign exchange portfolio	56,976,874	70,363,808
Other assets	16,631,764	16,563,030
Permanent assets	8,939,718	5,032,006
Total	432,119,543	423,309,707

Liabilities
Current and long-term liabilities
Deposits	138,692,565	118,650,098
Deposits received under securities repurchase agreements	20,990,401	24,054,130
Funds from acceptance and issuance of securities	33,709,786	22,782,037
Borrowing	43,024,774	63,657,045
Derivative financial instruments	9,204,594	12,609,864
Foreign exchange portfolio	57,000,970	70,390,693
Other liabilities	48,126,719	46,329,166
Deferred income	362,377	294,498
Non-controlling interests	1,140,357	28
Stockholders’ equity	79,867,000	64,542,148
Total	432,119,543	423,309,707

Statement of Income
Income from financial operations	21,149,408	11,739,834
Expenses of financial operations	(12,875,631)	(6,113,386)
Result of loan losses	(3,312,935)	(1,439,459)
Gross income from financial operations	4,960,842	4,186,989
Other operating revenues (expenses)	(4,059,083)	(2,212,244)
Operating income	901,759	1,974,745
Non-operating income	27,272	(4,341)
Income before taxes on income and profit sharing	929,031	1,970,404
Income tax	(187,796)	(453,267)
Statutory participation in income	(46,435)	(35,753)
Non-controlling interests	50,453	(1)
Net income (loss)	745,253	1,481,383

(*) Basically composed of subsidiaries Itaú Unibanco S.A. - Agências Grand Cayman, New York, Nassau Branch, Itaú Unibanco Holding S.A - Agência Grand Cayman, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A. and Banco Itaú Paraguay S.A.; only at 12/31/2015, Banco Itaú Chile; only at 12/31/2016, Banco CorpBanca Colombia S.A. and Itaú CorpBanca.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.78

Note 20 – Risk and capital management

Risk and capital management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential instrument to optimize the use of funds and select the best business opportunities, aiming at maximizing the creation of value to the stockholders.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of the identification of risks is to map the internal and external risks that may affect the strategies of the business and support units, with potential to impact results, capital, liquidity and reputation of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, aiming at strengthening its values and aligning the behavior of its employees with the risk management established guidelines, took a number of initiatives to disseminate risk culture. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in managing risks inherent in the activities performed individually, respecting the ethical way of running the business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing behaviors that will help to assume and manage risks, on an informed basis, in all the organization’s levels. The principles of the risk culture of ITAÚ UNIBANCO HOLDING CONSOLIDATED are: aware risk taking, discussion and action on the institution's risks and risk management responsibility by all.

By disseminating these principles throughout the institution, risks can be known and openly discussed, and therefore kept within the levels established for the appetite for risk, so that they can be understood as a responsibility of each employee of ITAÚ UNIBANCO HOLDING CONSOLIDATED, regardless of any position, area or function.

In compliance with Resolution No. 3,988, of the National Monetary Council (CMN), and posterior amendments, regarding the implementation of the structure for capital management, BACEN Circular No. 3,547, which establishes procedures and parameters relative to the Internal Capital Adequacy Assessment Process (ICAAP) and BACEN Circular Letter No. 3,774, which discloses the ICAAP report model ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its ICAAP, adopting a prospective attitude in the management of its capital.

The Board of Directors is responsible for full approval of the ICAAP report, a process that aims to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED by identifying material risks establishing the need for additional capital for material risks and in-house methodologies to quantify capital to develop the capital plan, both in normal times and stress situations, and to structure the capital contingence plan.

The result of the last ICAAP – conducted with the base date December 2015 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazilin and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas are in charge of managing risks originated by them, through their identification, assessment, control and report;
•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;
•	in the third defense line, internal audit performs the role of promoting an independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.79

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/investor-relations, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document Public Access Report – Market Risk, that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of corporate bodies and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility as well as the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper corporate bodies.

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by corporate bodies. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.80

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by corporate bodies and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;
•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED to manage market risk.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.81

•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At 12/31/2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR of R$ 329.8 million (R$ 204.0 million at 12/31/2015). The increase in total VaR compared to the previous year was mainly due to the merger of Corpbanca.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.82

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital, among others; and external factors, related to the economic environment, interest rates, market default indicators, inflation, and consumption increase / decrease, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document Public Access Report – Credit Risk, that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The purpose of the management framework is to identify, prioritize, and manage possible operating risks, monitor and report management activities aiming at assuring the quality of the control environment, in compliance with internal guidelines and regulation in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the risk management process where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.83

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

Itaú Unibanco daily manages and controls liquidity risk through governance approved in superior committees, which establishes, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses in stress scenarios, measured by internal methodologies and regulatory methodology.

In compliance with Circular n° 3.724 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2016, the index minimum requirement is 70%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	Fourth quarter of 2016
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	180,956,506
Total potential cash outflows (3)	85,018,148
Liquidity Coverage Ratio (%)	212.8%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whicheve

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to the life insurance and elementary, pension plan and premium bonds. Therefore, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that the major risks inherent in these products are as follows:

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.84

•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves;
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and premium bonds operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and premium bonds risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.85

Note 21 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	12/31/2016	12/31/2015
Permanent foreign investments	49,409,100	49,458,748
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(124,848,678)	(111,349,742)
Net foreign exchange position	(75,439,578)	(61,890,994)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Investment funds	663,768,689	570,013,716	663,768,689	570,013,716	2,338	2,227
Fixed income	624,114,915	536,825,667	624,114,915	536,825,667	1,965	1,866
Shares	39,653,774	33,188,049	39,653,774	33,188,049	373	361
Managed portfolios	326,022,085	267,929,761	239,909,930	195,088,151	17,352	16,255
Customers	174,704,782	147,717,083	127,895,352	110,020,237	17,271	16,191
Itaú Group	151,317,303	120,212,678	112,014,578	85,067,914	81	64
Total	989,790,774	837,943,477	903,678,619	765,101,867	19,690	18,482

(*) Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

d)	Consortia funds

	12/31/2016	12/31/2015
Monthly estimate of installments receivable from participants	165,800	162,058
Group liabilities by installments	10,741,858	11,796,178
Participants – assets to be delivered	9,102,228	10,365,397
Funds available for participants	1,642,539	1,545,852
(In units)
Number of managed groups	625	761
Number of current participants	395,474	414,950
Number of assets to be delivered to participants	147,238	182,996

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 3,019,116 (R$ 2,384,928 at 12/31/2015). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.86

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries made donations in the amount of R$ 29,650 (R$ 39,010 from 01/01 to 12/31/2015) and the institute’s net assets totaled R$ 35,404 (R$ 31,523 at 12/31/2015). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,549,017 (R$ 1,302,793 at 12/31/2015). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries did not make donations and the institute’s net assets totaled R$ 18,668 (R$ 17,529 at 12/31/2015). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries made donations in the amount of R$ 920 (R$ 880 from 01/01 to 12/31/2015) and the association’s net assets totaled R$ 1,121 (R$ 1,434 at 12/31/2015). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries made donations in the amount of R$ 6,000 (R$ 4,500 from 01/01 to 12/31/2015) and the association’s net assets totaled R$ 3,545 (R$ 1,818 at 12/31/2015). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

k)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.87

l)	Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered, by means of its subsidiaries Itaú Unibanco S.A. and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5,64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will take place after compliance with some contractual conditions and the obtainments of the necessary regulatory authorizations.

This acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING PRUDENTIAL's results

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	4.88

Independent auditor's report on

the consolidated financial statements

of the Prudential Conglomerate

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the "Bank"), which comprise the consolidated balance sheet as at December 31, 2016 and the consolidated statements of income, changes in equity and cash flows for the year and six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - "Presentation and consolidation of the financial statements".

In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at December 31, 2016, and the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - "Presentation and consolidation of the financial statements" and 4 - "Summary of the main accounting practices" to the consolidated financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate

Without modifying our opinion, we draw attention to the Note 2 - "Presentation and consolidation of the financial statements", which discloses the following information:

The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose.

Others matters

Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the year and the six-month period ended in December 31, 2016, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated February 6, 2017, was unmodified.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	5.1

Other information accompanying the consolidated financial statements and the auditor's report

The Bank’s management is responsible for the other information, which comprise the Management Report.

Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. Conglomerate in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - "Presentation and consolidation of the financial statements" and 4 - "Summary of the main accounting practices", and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, whereas the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	5.2

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

São Paulo, February 21, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2016	5.3